Exhibit 99.3

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED: (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS, OR (B) AN OPINION OF COUNSEL, IN FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND ANY OTHER APPLICABLE SECURITIES LAWS; OR (II) UNLESS THE SECURITIES HAVE BEEN SOLD PURSUANT TO RULE 144 OR ANOTHER AVAILABLE EXEMPTION UNDER THE SECURITIES ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

XINYUAN REAL ESTATE CO., LTD.

Senior SECURED CONVERTIBLE NOTE

Unconditionally and Irrevocably Guaranteed by the Guarantors

Issuance Date: September 19, 2013	Principal Amount: US$75,761,009

FOR VALUE RECEIVED, the undersigned, Xinyuan Real Estate Co., Ltd., an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands (the “Company”), hereby promises to pay, subject to the terms and conditions of this Senior Secured Convertible Note (this “Note”), to the order of TPG Asia VI SF Pte. Ltd. (together with any permitted transferee, the “Holder” and collectively with the holders of other Notes, the “Holders”), the aggregate principal amount of Seventy Five Million Seven Hundred Sixty One Thousand and Nine United States Dollars (US$75,761,009) (as may be reduced pursuant to the terms hereof, the “Principal”) when due, whether upon the Maturity Date (as defined below), earlier redemption or on any earlier date as the Principal may become due and payable pursuant to the terms of this Note and to pay Interest (as defined below) on any outstanding Principal, from the date set forth above (the “Issuance Date”) until the same becomes due and payable, whether upon an Interest Payment Date (as defined below), the Maturity Date, acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof) and to pay all other amounts payable pursuant to the terms of this Note (in each case in accordance with the terms hereof).

This Note is issued pursuant to, and in accordance with, that certain Securities Purchase Agreement, dated August 26, 2013, by and among the Company and the other parties named therein (as amended, supplemented or modified from time to time, the “Purchase Agreement”) and other documents contemplated therein and, along with such other notes having the same terms and conditions hereof and issued pursuant to the Purchase Agreement or the terms hereof, form a single series (collectively, the “Notes”).

This Note is subject to guarantees, issued by the Guarantors (as defined below) (collectively, the “Guarantees”), and is secured by a pledge on the capital stock of certain Guarantors as set forth below. The Shares issuable upon conversion of this Note are “Registrable Shares,” as defined in the Registration Rights Agreement, dated as of the Issuance Date, among the Company, the Holder and the other parties named therein (the “Registration Rights Agreement”).

1.           Rank. The Notes are (a) general obligations of the Company, guaranteed by the Guarantors, subject to the Intercreditor Agreement and certain other limitations set forth in Sections 18 and 19, (b) senior in right of payment to any existing and future obligations of the Company expressly subordinated in right of payment to the Notes, other than the notes governed by the Senior Note Indenture, which rank pari passu with the Notes; (c) at least pari passu in right of payment with all unsecured, unsubordinated Indebtedness of the Company (subject to any priority rights of such unsubordinated Indebtedness pursuant to applicable law) and (d) effectively subordinated to the other secured obligations (if any) of the Company and the Guarantors to the extent of the value of the assets serving as security therefor. Pursuant to the pledge of the Collateral by the Company and the Subsidiary Pledgors as set forth in Section 18 and subject to the limitations described therein, the Notes (a) are entitled to a first priority Lien (shared pari passu with the Bondholders) on the Collateral (subject to any Permitted Liens and the Intercreditor Agreement), (b) rank effectively senior in right of payment to unsecured obligations of the Company with respect to the value of the Collateral pledged by the Company securing the Notes (subject to any priority rights of such unsecured obligations pursuant to applicable law), and (c) rank effectively senior in right of payment to unsecured obligations of each Subsidiary Pledgor to the extent of the Collateral charged by such Subsidiary Pledgor securing the Notes (subject to priority rights of such unsecured obligations pursuant to applicable law).

2.           Maturity.

(a)          Subject to the Holder’s right to convert the Principal in accordance with Section 4, on the Maturity Date, the Company shall pay to the Holder an amount in cash equal to (i) the Principal, plus (ii) all accrued and unpaid Interest in relation to such Principal. Upon receipt of such payment in full, the Holder shall surrender this Note to the Company (or provide to the Company such evidence of the loss, theft, destruction or mutilation of this Note as contemplated in Section 15(c)). The “Maturity Date” shall be September 19, 2018.

(b)          The Company may not prepay all or any part of the amounts outstanding under this Note at any time without the express written consent of the Holder.

3.           Interest; Interest Rate.

(a)          The Company shall pay interest (“Interest”) on any outstanding Principal at a rate equal to five percent (5%) per annum (the “Interest Rate”) from the Issuance Date until such Principal becomes due and payable in accordance with, and subject to, the terms of this Note.

(b)          Interest on this Note shall be computed on the basis of a 360-day year, consisting of twelve 30-day months, and actual days elapsed and shall be payable semi-annually in arrears on March 19th and September 19th of each year with the first payment on March 19, 2014 (each such date, an “Interest Payment Date”) in cash.

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(c)          From and after the 30th day following the occurrence of an Event of Default (except in the case of an Event of Default under Sections 5(a)(iii), 5(a)(v), 5(a)(vi) and 5(a)(vii) in which case the foregoing 30-day grace period shall not apply), the Interest Rate shall be increased to thirteen point twenty-five percent (13.25%) per annum (the “Default Rate”). If such Event of Default is thereafter subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective in respect of Interest payable after the date of such cure.

(d)          When any outstanding Principal amount is converted into Shares in accordance with Section 4, all accrued and unpaid Interest in relation to such Principal amount (that is being converted) shall be due and payable by the Company to the Holder on the relevant Share Delivery Date. If such Interest is not paid by the Company on the Share Delivery Date, then such unpaid Interest shall be deemed as a debt due by the Company to the Holder which shall be payable on demand and which will bear interest at the Default Rate from the date such Interest was due and payable to the date when such Interest is paid in full together with interest thereon to the Holder.

4.           Conversion. This Note shall be convertible into the Company’s Shares on the terms and conditions set forth in this Section 4.

(a)          Conversion Right. At any time or times on or after the Issuance Date until the Maturity Date, the Holder shall be entitled to convert the Principal of this Note, or any portion of the Principal which is an integral multiple of US$100,000, into fully paid, validly issued and non-assessable Shares in accordance with Sections 4(b) and 4(c). The Company shall not issue any fraction of a Share upon any conversion. If the issuance would result in the issuance of a fraction of a Share, the Company shall round such fraction up to the nearest whole Share. The Company shall pay any and all transfer taxes and fees that may be payable with respect to the issuance and delivery of the Shares upon conversion of any Principal amount.

(b)          Conversion into Shares.

(i)          The number of Shares issuable upon conversion of any Principal amount being converted pursuant to this Note shall be determined by dividing (x) such Principal amount being converted by (y) the then applicable Conversion Price.

(ii)         “Conversion Price” means US$3.00 per Share subject to adjustment as provided herein.

(c)          Conversion Mechanics.

(i)          To convert any Principal amount into Shares on any date (a “Conversion Date”), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., Beijing time on such date, a copy of a fully executed and completed notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”), to the Company, and (B) surrender to a common carrier for delivery to the Company as soon as practicable following such Conversion Date (but in no event later than two (2) Business Days after the Conversion Date), the original certificate or certificates representing this Note (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 15(c)) (the “Converted Certificates”) and the originally executed Conversion Notice.

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(ii)         Upon receipt by the Company of a facsimile copy of a Conversion Notice, the Company shall immediately send, via facsimile, a confirmation of receipt of such Conversion Notice to the Holder in the form attached hereto as Exhibit II. Upon receipt by the Company of an originally executed Conversion Notice, the Company shall, as soon as practicable and in no event later than seven (7) Business Days following the date of receipt by the Company of the originally executed Conversion Notice (so long as the applicable Converted Certificates are received by the Company on or before the seventh (7th) Business Day) (the “Share Delivery Date”), cause the Registrar to register the ownership of the number of Shares to which the Holder shall be entitled in the name of the Holder or its designee and to issue and deliver one or more physical Share certificates representing such Shares to such Holder or its designee.

(iii)        Company’s Failure to Timely Convert.

(A)         If the Holder shall have provided proper notice to the Company pursuant to Section 4(c)(i) and the Company fails to issue a certificate to the Holder for the number of Shares to which such Holder is entitled upon conversion on or prior to the Share Delivery Date (a “Conversion Failure”), then

(x)          the Company shall pay damages to the Holder, for the Share Delivery Date and each subsequent day on which such Conversion Failure continues, an amount equal to one percent (1%) of the result of dividing the product of (I) the sum of the number of Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, times (II) the Closing Sale Price of the ADSs on the Share Delivery Date by (III) two (2) (or the then current number of Shares represented by one (1) ADS, if different), and

(y)          the Holder, upon written notice to the Company, may, at its discretion, void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice.

(B)         In lieu of (but not in addition to) the damages provide for in clause (A) above, if upon a Conversion Failure, the Holder, or any third party acting on behalf of the Holder or for the Holder’s account, purchases (in an open market transaction or otherwise) ADSs representing the number (but not more than the number) of Shares, the non-delivery of which resulted in such Conversion Failure (a “Conversion Failure Buy-In”), then the Company shall pay in cash to the Holder (for costs incurred either directly by the Holder or by a third party on behalf of the Holder) the amount by which the total purchase price paid for ADSs as a result of the Conversion Failure Buy-In (including brokerage commissions, if any) exceeds the aggregate Conversion Price for such number of Shares the non-delivery of which resulted in the Conversion Failure. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Conversion Failure Buy-In. Upon the Holder’s delivery of such written notice, the Conversion Notice shall be deemed withdrawn only with respect to such ADSs purchased by the Holder.

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(C)         In case of a Conversion Failure, the rights of the Holder pursuant to clauses (A) or (B) above shall be without prejudice to the Holder’s rights under Section 5(a)(ii) and shall be without prejudice to any other rights or remedies available to the Holder under this Note or under applicable laws in the event of a Conversion Failure.

(iv)        No Book-Entry. If the outstanding Principal of this Note is greater than the Principal amount being converted, then the Company shall as soon as practicable and in no event later than five (5) Business Days following the Share Delivery Date and at its own expense, issue and deliver to the converting Holder a new Note (in accordance with Section 15) representing the outstanding Principal amount not converted. The Person or Persons entitled to receive the Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Shares on the Share Delivery Date.

(v)         Registration of Shares. The Company covenants that all Shares issuable upon conversion of the Notes shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable and, in the case of Conversion Shares issued pursuant to any Conversion Notice delivered on or after the effective date of the Shelf Registration Statement (as defined in the Registration Rights Agreement), shall be registered for public resale in accordance with the Registration Rights Agreement.

5.           Rights Upon Events of Default.

(a)          Events of Default. Each of the following events shall constitute an “Event of Default”:

(i)          the suspension from trading or failure of the ADSs to be listed on the Principal Market or on any other Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of thirty (30) Trading Days in any 365-day period, except where such suspension or failure of the ADSs to be listed is due to a technological problem with the Principal Market or the relevant Eligible Market, as the case may be or where such suspensions were generally applicable and affected all issuers with a class of securities listed on such Eligible Market;

(ii)         the Company’s (A) failure to cure a Conversion Failure by delivery of the required number of Shares within ten (10) Trading Days after the applicable Share Delivery Date or (B) notice, written or oral, to the Holder, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Shares that is tendered in accordance with the provisions of the Notes;

(iii)        the Company’s failure to pay to the Holder any amount of Principal when and as due under this Note (including, without limitation, the Company’s failure to pay any redemption payments or amounts hereunder) or Interest when and as due under this Note and such failure to pay Interest continues for a period of 30 consecutive days;

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(iv)        an event of default under, or acceleration following default prior to maturity of, any amount of Indebtedness of the Company and its Subsidiaries issued pursuant to the Senior Note Indenture Terms or any other Indebtedness of the Company and its Subsidiaries in excess of US$10,000,000 or its foreign currency equivalent at the time (excluding any amounts of Indebtedness pursuant to the Notes) becomes (or becomes capable of being declared) due and payable prior to its stated maturity by reason of any default;

(v)         the Company or any of its Subsidiaries (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect (including, without limitation, any scheme of arrangement), or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Subsidiary or (C) effects any general assignment for the benefit of creditors;

(vi)        an involuntary case or other proceeding is commenced against the Company or any Subsidiary with respect to it or its debts under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Subsidiary or for any substantial part of the property and assets of the Company or any Subsidiary and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 consecutive days; or an order for relief is entered against the Company or any Subsidiary under any applicable bankruptcy, insolvency or other similar law as now or hereafter in effect;

(vii)       except as otherwise set forth in this section 5(a), the Company breaches any covenant or other term or condition of this Note, except, in the case of a breach of a covenant (other than a breach of any of the covenants in Section 12 (Financial Covenants)), term or condition which can be remedied, only if such breach is not remedied within thirty (30) days of the earlier of (x) the Company becoming aware of its occurrence, or (y) written notice to the Company from the Holders specifying such breach and demanding that it be remedied;

(viii)      failure to comply with Section 12;

(ix)         a final judgment or judgments for the payment of money aggregating in excess of US$10,000,000 (in excess of amounts which the Company’s insurance carriers have unconditionally agreed to pay under applicable policies) are rendered against the Company or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, vacated, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay;

(x)          the Notes shall be (A) be illegal or unenforceable in any material respect or (B) terminated prior to its scheduled termination date, and such condition continues for five (5) consecutive Trading Days;

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(xi)         any material breach by the Company or any of the Guarantors of any other Transaction Document to which it is a party, which breach, if capable of being remedied, has not been remedied for 30 days after the earlier of (x) the date on which the Company became aware of such breach, or (y) written notice being given to the Company by the Holder specifying the breach, and demanding that it be remedied;

(xii)        any Guarantor denies or disaffirms its obligations under its Guarantee or, except as permitted by the Notes, any Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect;

(xiii)       any default by the Company or any Subsidiary Pledgor in the performance of any of its obligations under the Security Documents or the Notes, which adversely affects the enforceability, validity, perfection or priority of the applicable Lien on the Collateral or which adversely affects the condition or value of the Collateral, taken as a whole, in any material respect;

(xiv)      the Company or any Subsidiary Pledgor denies or disaffirms its obligations under any Security Document or, other than in accordance with the Senior Note Indenture Terms and the Security Documents, any Security Document ceases to be or is not in full force and effect or the Shared Security Agent ceases to have a first priority Lien on the Collateral (subject to any Permitted Liens);

(xv)       the delisting of the ADSs on the Principal Market; or

(xvi)      at any time when any Note remains outstanding, the Company does not have a sufficient number of authorized and unreserved Shares to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of Shares equal to the Required Reserve Amount (“Authorized Share Failure”).

(b)          Default Notice. Upon the Company or any Subsidiary becoming aware of the occurrence of an Event of Default with respect to this Note or any other Notes, the Company shall immediately deliver a written notice thereof via facsimile, overnight courier or e-mail transmission to the Holder (a “Default Notice”).

(c)          Remedies. If any Event of Default occurs and is continuing, the Required Holders may declare this Note and the other Notes immediately due and payable by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Company. The Principal shall be redeemed by the Company at a price (the “Event of Default Redemption Price”) equal to the greater of (i) the amount equal to (A)(1) the Principal, multiplied by (2) 150% plus (B) all accrued and unpaid Interest in relation to the Principal and (ii) the amount equal to (A)(1) the Principal, divided by (2) two times the Conversion Price, multiplied by (3) the Closing Sale Price, plus (B) all accrued and unpaid Interest in relation to the Principal.

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6.           Rights Upon Issuance of Cash Dividends and Other Corporate Events.

(a)          Cash Dividend.

(i)          In case the Company shall, by dividend or otherwise, distribute to all holders of Shares or ADSs cash that is an Extraordinary Cash Dividend then, in such case, the Conversion Price shall be adjusted (with such adjustment to be effective on the record date for the determination of shareholders entitled to receive such distribution) so that the Conversion Price shall be reduced to a price determined by multiplying the Conversion Price in effect immediately prior to such record date by a fraction of which:

(A)         the numerator shall be the volume-weighted average price per ADS or Share for the period of 20 consecutive Trading Days ending on and including the last Trading Date proceeding the date on which the Extraordinary Cash Dividend was publicly announced (the “Current Market Price”) less the amount of cash so distributed (excluding cash that is not an Extraordinary Cash Dividend) applicable to one ADS or one Share; and

(B)         the denominator shall be such Current Market Price per ADS or Share on such date.

(ii)         If such dividend or distribution is not so paid or made, the Conversion Price shall again be adjusted to be the Conversion Price which would then be in effect if such dividend or distribution had not been approved. If any adjustment is required to be made as set forth in this subsection (ii) as a result of a distribution that is a cash dividend, such adjustment shall be based upon the amount by which such distribution exceeds the amount of the cash dividend permitted to be excluded pursuant to clause (a)(i)(A) this Section 6.

(iii)        “Extraordinary Cash Dividend” means (i) any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company or (ii) any cash dividend on ADSs or Shares to the extent that the amount of all cash distributions per ADS or Share in any year exceeds 10% of the Current Market Price per ADS or Share as determined as of the date on which the Board recommends such dividend.

(b)          Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of ADSs or Shares are entitled to receive securities or other assets with respect to or in exchange for ADSs or Shares (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder shall thereafter have the right to receive upon the conversion of this Note, in lieu of Shares or other assets otherwise receivable upon such conversion, such securities or other assets to which the Holder would have been entitled had such Shares been held by the Holder immediately prior to the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note).

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7.           Rights Upon Issuance of Other Securities.

(a)          Adjustments of Conversion Price upon Stock Splits and Combinations and ADS Ratio Changes.

(i)          If the Company shall at any time or from time to time after the Issuance Date effect a stock split of the outstanding Shares, the Conversion Price shall be proportionately decreased. For example, a 2:1 stock split shall result in a decrease in the Conversion Price by one half, taking into account all prior adjustments made thereto under this Section 7. If the Company shall at any time or from time to time after the Issuance Date combine the outstanding Shares, the Conversion Price shall be proportionately increased. For example, a 1:2 combination shall result in an increase in the Conversion Price by a multiple of 2, taking into account all prior adjustments made thereto under this Section 7.

(ii)         Any adjustments under this Section 7(a) shall be effective at the close of business on the date the stock split or combination becomes effective.

(b)          Adjustments for Dividends and Distributions of Shares. If the Company shall at any time or from time to time after the Issuance Date make or issue or set a record date for the determination of holders of Shares entitled to receive a dividend or distribution payable in Shares, then the Conversion Price shall be decreased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(i)          the numerator of which shall be the total number of Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

(ii)         the denominator of which shall be the total number of Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, as the case may be, plus the number of Shares issuable in payment of such dividend or distribution.

(c)          Adjustments for Dilutive Issuances.

(i)          For the purposes of this Section 7(c), the following terms shall have the following definitions.

“Convertible Securities” means any evidences of Indebtedness, capital stock (other than Shares) or other securities directly or indirectly convertible into or exchangeable for Shares.

“New Securities” means all Shares (directly or the form of ADSs), Options or Convertible Securities issued by the Company after the Issuance Date, other than: (i) any issuance of Shares upon the conversion of the Notes; (ii) any issuance of Shares (directly or in the form of ADSs), Options or Convertible Securities in an aggregate amount of no more than 20 million underlying Shares pursuant to Options granted under the Company’s existing equity incentive plans and any future equity incentive plans, and (iii) any issuance of Shares pursuant to the exercise or exchange of Options granted as of June 30, 2013 under any existing equity incentive plan of the Company that have been fully disclosed to the Holders as of the Issuance Date.

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“Options” means rights, options or warrants to subscribe for, purchase or otherwise acquire Shares or Convertible Securities.

(ii)         Adjustment of Conversion Price upon Issuance of New Securities. In the event of an issuance of New Securities for a consideration per Share (as adjusted by the then applicable ADS-to-Share ratio if the consideration per Share for the issuance of New Securities is expressed as an amount per ADS) received by the Company less than the Conversion Price in effect immediately prior to such issue, then and in such event, such Conversion Price shall be reduced, concurrently with such issue, to a price determined as set forth below:

NCP = OCP * (OS + (NP/OCP))/(OS + NS)

WHERE:

(A)         NCP = the new Conversion Price,

(B)         OCP = the Conversion Price in effect immediately before the issuance of the New Securities,

(C)         OS = the total outstanding Shares immediately before the issuance of the New Securities,

(D)         NP = the total consideration received for the issuance or sale of the New Securities, and

(E)         NS = the number of New Securities issued or sold or deemed issued or sold.

(iii)        Deemed Issuance of New Securities. In the event the Company at any time or from time to time after the Issuance Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any series of securities entitled to receive any such Options or Convertible Securities, then the maximum number of Shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities or the exercise of such Options, shall be deemed to be New Securities issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that New Securities shall not be deemed to have been issued unless the consideration per Share (determined pursuant to 7(c)(iv) hereof and adjusted by the then applicable ADS-to-Share ratio if the consideration per Share for the issuance of New Securities is expressed as an amount per ADS) of such New Securities would be less than the Conversion Price, as provided for by Section 7(c)(ii), in effect on the date of and immediately prior to such issue or record date, as the case may be, and provided further that in any such case in which New Securities are deemed to be issued:

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(A)         no further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or Shares upon the exercise of such Options or conversion or exchange of such Convertible Securities or upon the subsequent issue of Options for Convertible Securities or Shares;

(B)         if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Company, or change in the number of Shares issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such change becoming effective, be recomputed to reflect such change insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(C)         no readjustment pursuant to Section 7(c)(iii)(B) shall have the effect of increasing the Conversion Price then in effect (as adjusted for any share dividends, combinations, reclassifications or splits with respect to such Shares and the like); and

(D)         upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities that shall not have been exercised, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(1)	in the case of Convertible Securities or Options for Shares, the only New Securities issued were the Shares, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities, and the consideration received therefor was the consideration actually received by the Company for the issue of such exercised Options plus the consideration actually received by the Company upon such exercise or for the issue of all such Convertible Securities that were actually converted or exchanged, plus the additional consideration, if any, actually received by the Company upon such conversion or exchange;

(2)	in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Company for the New Securities deemed to have been then issued was the consideration actually received by the Company for the issue of such exercised Options, plus the consideration deemed to have been received by the Company (determined pursuant to Section 7(c)(iv)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

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(3)	if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this Section 7(c)(iii) as of the actual date of their issuance.

(iv)        Determination of Consideration. Subject to applicable laws, for purposes of this Section 7(c), the consideration received by the Company for the issuance of any New Securities shall be computed as follows:

(A)         Cash and Property. Such consideration shall:

(1)	insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company excluding amounts paid or payable for accrued interest or accrued dividends and excluding any discounts, commissions or placement fees payable by the Company to any underwriter or placement agent in connection with the issuance of any New Securities;

(2)	insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board and agreed to by the Holder; and

(3)	in the event New Securities are issued together with other Shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as reasonably determined in good faith by the Board and agreed to by the Holder.

(B)         Options and Convertible Securities. The consideration per Share received by the Company for New Securities deemed to have been issued pursuant to Section 7(c)(iii) hereof, relating to Options and Convertible Securities, shall be determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities (determined in the manner described in Section 7(c)(iv)(A) above), plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by (ii) the maximum number of Shares (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

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(d)          Other Events. In the event that the Company (or any Subsidiary) takes any action to which the provisions hereof are not strictly applicable or if any event occurs of the type contemplated by the provisions of Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), which has the direct or indirect effect of adversely affecting the Holder’s proportionate interest in the equity of the Company, then, to the extent that the Holder’s proportionate interest in the equity of the Company is so adversely affected thereby, an appropriate adjustment in the Conversion Price shall be made so as to protect the rights of the Holder under this Note.

(e)          Successive Adjustments; Multiple Adjustments. After an adjustment is made to the Conversion Price under Section 7, any subsequent event requiring an adjustment under Section 7 shall cause an adjustment to such Conversion Price, as so adjusted.

(f)          Certificates as to Adjustments. Upon occurrence of each adjustment or readjustment of the Conversion Price, or the number of Shares issuable upon conversion of this Note, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and deliver to the Holder a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon written request of the Holder at any time, deliver to the Holder a like certificate setting forth such adjustments and readjustments, the Conversion Price in effect at the time, and the number of Shares and the amount, if any, of other securities or property which at the time would be received upon the conversion of this Note.

(g)          No De Minimis Adjustment. Adjustments to the applicable Conversion Price under this Section 7 shall be calculated to the nearest 1/1,000th. No adjustment in the Conversion Price shall be required unless the adjustment would result in a change in the Conversion Price of at least 1.0%; provided that any adjustment which by reason of this Section 7(g) is not required to be made shall be carried forward and taken into account in determining any subsequent adjustment and in connection with any conversion of this Note. Notwithstanding the foregoing, upon any conversion of this Note (solely with respect to the Principal to be converted), the Company shall give effect to all adjustments that have otherwise been deferred pursuant to this Section 7(g).

8.           Avoidance of Obligations. Save as required by law, the Company shall not, by amendment of its Charter Documents or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action (including entering into any agreement which would limit or restrict the Company’s ability to perform under this Note), avoid or seek to avoid the observance or performance of any of the terms of this Note, and shall at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder under this Note.

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9.           Reservation of Authorized Shares.

(a)          Reservation. The Company shall initially reserve out of its authorized and unissued share capital a number of Shares for each of the Notes equal to one hundred twenty-five percent (125%) of the number of Shares as shall be necessary to effect the conversion of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued share capital, solely for the purpose of effecting the conversion of the Notes, one hundred twenty-five percent (125%) of the number of Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding, free from any Lien; provided that at no time shall the number of Shares so reserved be less than the number of Shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the “Required Reserve Amount”). The initial number of Shares reserved for conversions of the Notes and each increase in the number of Shares so reserved shall be allocated pro rata among the Holders based on the Principal held by each of the Holders (the “Authorized Share Allocation”). In the event that the Holder shall sell or otherwise transfer any of the Holder’s Notes, each transferee shall be allocated a pro rata portion of the Holder’s Authorized Share Allocation. Any Shares reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining Holders, pro rata based on the principal amount of the Notes then held by such holders.

(b)          Insufficient Authorized Shares. If at any time when any Note remains outstanding, an Authorized Share Failure occurs, then the Company shall immediately take all action necessary to increase the Company’s authorized share capital to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, if required pursuant to the Charter Documents or applicable law, as soon as practicable after the date of an Authorized Share Failure, but in no event later than forty-five (45) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its holders of Shares for the approval of an increase in the share capital. In connection with such meeting, the Company shall provide each holder of Shares with a proxy statement and shall use its best efforts to solicit such holders’ approval of such increase in authorized share capital and to cause the Board to recommend to the holders of Shares that they approve such proposal.

10.         General Covenants.

(a)          SEC Filings; Financial Statements and Reports.

(i)          The Company shall (i) timely file with the SEC, within the time periods specified in the SEC’s rules and regulations, including Rule 12b-25 and Rule 405(a)(2) of Regulation S-T, all financial information and other reports required to be filed with the SEC, and any other information required to be filed with the SEC, (ii) not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination, and (iii) deliver to the Holders (A) copies of all such filings with the SEC within two (2) Business Days after the filing thereof with the SEC and (B) facsimile copies and overnight courier of all press releases issued by the Company or any Subsidiary on the same day as the release thereof, in each case, unless the foregoing are filed with the SEC through EDGAR or posted on the Company’s website and are immediately available to the public through EDGAR or on the Company’s website.

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(ii)         Unless the Company has filed the financial information listed below with the SEC or the Principal Market and complied with paragraph (i) above, the Company will provide to the Holders:

(A)         as soon as practicable, but in any event within 90 calendar days after the end of the fiscal year of the Company, copies of its financial statements (on a consolidated basis and in the English language) in respect of such financial year (including a statement of income, balance sheet and cash flow statement) prepared in accordance with GAAP and audited by one of the “Big Four” accounting firms -;

(B)         as soon as practicable, but in any event within 45 calendar days after the end of the second fiscal quarter of the Company, copies of its financial statements (on a consolidated basis and in the English language) in respect of such half-year period (including a statement of income, balance sheet and cash flow statement) prepared in accordance with GAAP and reviewed by one of the “Big Four” accounting firms; and

(C)         as soon as practicable, but in any event within 45 calendar days after the end of each of the first and third fiscal quarters of the Company, copies of its unaudited financial statements (on a consolidated basis and in the English language), including a statement of income, balance sheet and cash flow statement prepared in accordance with GAAP, and prepared on a basis consistent with the audited financial statements of the Company together with a certificate signed by the person then authorized to sign financial statements on behalf of the Company to the effect that such financial statements are true in all material respects and present fairly the financial position of the Company as at the end of, and the results of its operations for, the relevant quarterly period;

provided, that the foregoing obligations in this clause (a)(ii) shall not apply if the Company is subject to or voluntarily complying with the periodic reporting requirements of Section 13(a) of the Exchange Act and also continues to publicly release condensed consolidated financial statements prepared in accordance with US GAAP and reviewed by one of the “Big 4” accounting firms on a quarterly basis in a manner substantially consistent with past practice.

(b)          Corporate Existence. The Company shall, and shall cause each of its Subsidiaries to, maintain its corporate existence, excluding creations of and mergers among Subsidiaries of the Company and excluding non-operating Subsidiaries that do not have any assets.

(c)          Compliance with Laws.

(i)          The Company shall, and shall cause each of its Subsidiaries to, (A) comply with all applicable laws, ordinances, rules, regulations and requirements of any governmental authorities, including, without limitation, the requirements of (1) the Sarbanes-Oxley Act of 2002, as amended, applicable to it and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective and (2) all applicable provisions of the sanction programs administered by the Office of the Foreign Assets Control of the United States Treasury Department, and (B) obtain, possess and maintain in full force and effect all certificates, consents, rights, authorizations, licenses and permits issued by each governmental authority necessary to conduct its business and preserve and maintain good and valid title to its properties and assets (including, without limitation, land-use rights) free and clear of any Liens (other than Permitted Liens), in each case except to the extent the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

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(ii)         Neither the Company nor any of its Subsidiaries shall take any action or omit to take any action that would or would reasonably be expected to lead to, or otherwise cause or allow to occur, any event or occurrence that, if such event or occurrence occurred prior to or at the Closing (as defined in the Purchase Agreement), would constitute a breach of, or require disclosure against, the representations contained in Section 4.30(a) and 4.30(i) of the Purchase Agreement.

(iii)        The Company shall, and shall cause each of its Subsidiaries to, maintain its books and records in a manner that, in reasonable detail, accurately and fairly reflects the transactions and disposition of their assets.

(iv)        The Company shall adopt and implement, within 60 days of the Issuance Date, a Company-wide anti-bribery and anti-corruption policy and training program, the general scope of which shall be reasonably satisfactory to the Required Holders. The Company shall also maintain effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of Anti-Corruption Laws will be prevented, detected, and deterred.

(d)          Antitrust. If an Antitrust Law filing directly relating to the investment Holder has made pursuant to the Transaction Documents is required by law in any jurisdiction prior to the conversion of this Note, the Company shall cooperate with Holder to timely make such filing and use commercially reasonable efforts to take, or cause to be taken, such steps as may be required to obtain any required government approval under or the expiration of any applicable waiting period under such law, including employing such resources and/or agreeing to such commercially reasonable conditions as are necessary to obtain each such approval.

(e)          Maintenance of Assets; Insurance. The Company shall, and shall cause each of its Subsidiaries to, (i) maintain its assets in good working order and condition, ordinary wear and tear excepted; and (ii) maintain with financially sound and reputable insurance companies, insurance on all of its insurable assets in at least such amounts and against at least such risks as are usually insured against in the same general area by companies of established repute engaged in the same or a similar business in the markets where the Company conducts its business.

(f)          Payment of Taxes. The Company shall, and shall cause each of its Subsidiaries to, pay and discharge, before the same shall become delinquent, all material taxes, assessments and other material governmental charges or levies imposed upon them or any of their properties or assets or in respect of their businesses or incomes except for those being contested in good faith by proper proceedings diligently conducted and against which adequate reserves, in accordance with US GAAP, have been established.

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(g)          Form F-6 Eligibility and “Blue Sky”. The Company covenants that it shall ensure that it maintains the effectiveness of its registration statement on Form F-6 for registration of the issuance of ADSs upon the deposit of Shares with the ADS Depositary in accordance with the Deposit Agreement in an amount sufficient to represent the Conversion Shares. All Shares issued upon conversion of the Notes shall represent newly issued shares or shares held in treasury by the Company, shall have been duly authorized and validly issued and shall be fully paid and nonassessable, and shall be free from preemptive rights and free of any Lien or adverse claim. The Company shall make all filings and reports relating to the offer and sale of the Conversion Shares by the Company required under applicable foreign or U.S. securities or “blue sky” laws (or to obtain an exemption from such requirements), provided, however, that the Company shall not be required to (i) qualify generally to do business as a foreign entity in any jurisdiction where it would not otherwise be required to qualify but for this Section 10(g), or (ii) consent to general service of process in any such jurisdiction.

(h)          Listing.

(i)          The Company covenants that it shall maintain the ADSs’ authorization for listing on the Principal Market. The Company shall not, and shall cause its Subsidiaries not to, do or take any action which would be reasonably expected to result in the delisting or suspension from trading of the ADSs on the Principal Market.

(ii)         If the Company applies to have its ADSs traded on any trading market other than the Principal Market, the Company shall include in such application all of the Shares being sold hereunder and all of the Shares issuable upon conversion of the Notes, and will take such other action as is necessary to cause all of such Shares to be listed or quoted on such other trading market as promptly as possible. The Company shall then take all action reasonably necessary to continue the listing and trading of such Shares on such trading market and will comply in all respects with the Company’s reporting, filing and other obligations in connection therewith.

(i)          Pledge of Securities. The Company acknowledges and agrees that the Notes and the Conversion Shares may be pledged or charged by the Holder in connection with a bona fide margin agreement or other loan or financing arrangement. The pledge of the Notes and charge of the Conversion Shares shall not be deemed to be a transfer, sale or assignment of such securities hereunder, and by effecting such a pledge or charge the Holder shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Note. The Company hereby agrees to execute and deliver such documentation as a pledgee or chargee may reasonably request in connection with such a pledge or charge by the Holder.

(j)          Books, Records and Internal Controls.

(i)          The Company shall, and shall cause each Subsidiary to, (A) make and keep books, records and accounts which, in reasonable detail, accurately and fairly (x) reflect their transactions and dispositions of assets and (y) present their financial instruments and Equity Securities; and (B) prepare its financial statements and disclosure documents accurately, in accordance with US GAAP and ensure the completeness and timeliness of such financial statements and disclosure documents.

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(ii)         The Company shall, and shall cause each Subsidiary to, devise and maintain a system of internal accounting controls sufficient to provide reasonable assurance that:

(A)         transactions are executed and access to assets is permitted only in accordance with management’s general or specific authorization;

(B)         transactions are recorded as necessary to permit preparation of periodic financial statements and to maintain accountability for assets;

(C)         the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and

(D)         any transaction by and between the Company, its Subsidiaries and any Related Party is properly monitored, recorded and disclosed.

(iii)        The Company shall, and shall cause each Subsidiary to, install and have in operation an accounting and control system, management information system and books of account and other records, which together shall adequately give a fair and true view of the financial condition of the Company and its Subsidiaries and the results of its operations in conformity with US GAAP.

(k)          Use of Proceeds; Cash Utilization. The Company shall cause the proceeds from the issuance of the Notes to be (i) used to acquire or develop real estate in the U.S. or PRC, (ii) used to acquire Shares (including Shares acquired by means of acquisitions of ADSs and the surrender of such ADSs to the ADS Depositary against delivery of deposited Shares) pursuant to a Share buyback plan approved by the Board, (iii) contributed or lent to one or more of the Company’s Subsidiaries formed under the laws of the PRC, (iv) used to repay any Indebtedness of the Company or its Subsidiaries, (v) used for other general corporate purposes, or (vi) pending the application of proceeds pursuant to clauses (i), (ii), (iii), (iv) or (v) above, invested in Temporary Cash Investments.

(l)          Engage Qualified Auditing Firms. The Company shall maintain the appointment of any one of the “Big Four” accounting firms as auditor of the Company and its Subsidiaries to audit the Company’s consolidated annual financial statement in accordance with Regulation S-X, the Public Company Accounting Oversight Board (“PCAOB”) standards, any other applicable SEC rules or generally accepted auditing standards. The Company shall also engage its auditor to perform quarterly procedures on its unaudited interim financial information using standards consistent with those established by the PCAOB.

(m)          Affiliate Transaction.

(i)          The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction or arrangement (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with (x) any holder (or any Affiliate of such holder) of 10.0% or more of any class of Capital Stock of the Company or (y) any Affiliate of the Company (each an “Affiliate Transaction”), unless:

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(A)         the Affiliate Transaction is on fair and reasonable terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or the relevant Restricted Subsidiary with a Person that is not an Affiliate of the Company; and

(B)         the Company delivers to the Holders:

(1)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$5.0 million (or the Dollar Equivalent thereof), a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and such Affiliate Transaction has been approved by a majority of the disinterested members of the Board; and

(2)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$10.0 million (or the Dollar Equivalent thereof), in addition to the Board Resolution required in Section 10(m)(i)(B)(1) above, an opinion as to the fairness to the Company or such Restricted Subsidiary of the relevant Affiliate Transaction from a financial point of view or confirming that the terms of such Affiliate Transaction are no less favorable to the Company or the relevant Restricted Subsidiary than terms available to (or from, as applicable) a Person that is not an Affiliate of the Company or a Restricted Subsidiary issued by an accounting, appraisal or investment banking firm of recognized international standing.

(ii)         The limitation set forth in Section 10(m)(i) above does not limit, and shall not apply to:

(A)         the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company;

(B)         transactions between or among the Company and any of its Wholly Owned Restricted Subsidiaries or between or among Wholly Owned Restricted Subsidiaries;

(C)         any Restricted Payment of the type described in clauses (i) or (ii) of the definition of “Restricted Payment” if permitted by that Section 10(x);

(D)         any sale of Capital Stock (other than Disqualified Stock) of the Company;

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(E)         any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock, restricted stock plans, long-term incentive plans, share award schemes, stock appreciation rights plans, participation plans or similar employee plans and/or indemnity provided on behalf of employees, officers and directors of the Company or any Restricted Subsidiary, so long as such plan or scheme is in compliance with the listing rules of the New York Stock Exchange; and

(F)         any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries with directors, officers, employees and consultants in the ordinary course of business and the payment of compensation pursuant thereto.

In addition, the requirements of Section 10(m)(i)(B) above shall not apply to (A) Investments (other than Permitted Investments) not prohibited by Section 10(x), (B) transactions pursuant to agreements in effect on the Issuance Date and described in the offering circular of the Company dated April 25, 2013, or any amendment or modification or replacement thereof, so long as such amendment, modification or replacement is not more disadvantageous to the Company and its Restricted Subsidiaries than the original agreement in effect on the Issuance Date and (C) any transaction between or among the Company (or any Wholly Owned Restricted Subsidiary) and any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary or between or among Restricted Subsidiaries that are not Wholly Owned Restricted Subsidiaries; provided that in the case of clause (C), (1) such transaction is entered into in the ordinary course of business and (2) none of the minority shareholders or minority partners of or in such Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary is a Person described in clauses (x) or (y) of Section 10(m)(i) above (other than by reason of such minority shareholder or minority partner being an officer or director of such Restricted Subsidiary).

(n)          Asset Sale.

(i)          The Company shall not, and shall cause its Subsidiaries not to, consummate any Asset Sale unless either:

(A)         no Event of Default shall have occurred and be continuing or would occur as a result of such Asset Sale;

(B)         the consideration received by the Company or such Subsidiary, as the case may be, is at least equal to the Fair Market Value of the assets sold or disposed of;

(C)         in the case of an Asset Sale that constitutes an Asset Disposition, the Company could Incur, at the time of and after giving pro forma effect to such Asset Disposition, at least $1.00 of Indebtedness under Section 10(x); and

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(D)         at least 75% of the consideration received consists of cash, Temporary Cash Investments or Replacement Assets; provided that in the case of an Asset Sale in which the Company or such Subsidiary receives Replacement Assets involving aggregate consideration in excess of US$10.0 million (or the Dollar Equivalent thereof), the Company shall deliver to the Holders an opinion as to the fairness to the Company or such Subsidiary of such Asset Sale from a financial point of view issued by an accounting, appraisal or investment banking firm of recognized international standing; or

provided, however that, for purposes of clause (D), each of the following will be deemed to be cash:

(1)	any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or the Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assumption, assignment, novation or similar agreement that releases the Company or such Subsidiary from further liability; and

(2)	any securities, notes or other obligations received by the Company or any Subsidiary from such transferee that are promptly, but in any event within 30 days of closing, converted by the Company or such Subsidiary into cash, to the extent of the cash received in that conversion.

(ii)         Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or the applicable Subsidiary, as the case may be) may apply such Net Cash Proceeds to:

(A)         permanently repay Senior Indebtedness of the Company or a Subsidiary (and, if such Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce permanently commitments with respect thereto) in each case owing to a Person other than the Company or a Subsidiary; or

(B)         acquire Replacement Assets.

(iii)        Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in clauses (ii)(A) and (ii)(B) of this clause (n) of Section 10 will constitute “Excess Proceeds.” Excess Proceeds of less than US$10.0 million (or the Dollar Equivalent thereof) will be carried forward and accumulated. When accumulated Excess Proceeds exceed US$10.0 million (or the Dollar Equivalent thereof), within 10 days thereof, the Company must make an Offer to Purchase Notes having a principal amount equal to:

(A)         accumulated Excess Proceeds, multiplied by

(B)         a fraction (x) the numerator of which is equal to the outstanding principal amount of the Notes and (y) the denominator of which is equal to the outstanding principal amount of the Notes and all Senior Note Indenture Indebtedness similarly required to be repaid, redeemed or tendered for in connection with the Asset Sale, rounded down to the nearest US$1,000.

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(iv)        The offer price in any Offer to Purchase will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash.

(v)         If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by this Note. If the aggregate principal amount of Notes (and any other Senior Note Indenture Indebtedness) tendered into (or required to be prepaid or redeemed in connection with) such Offer to Purchase exceeds the amount of Excess Proceeds available for repurchase of the Notes, the Notes will be purchased on a pro rata basis based on the principal amount of Notes tendered (or required to be prepaid or redeemed). Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

(o)          Equity Incentive Plan. Neither the Company nor any of its Subsidiaries shall, except as required by applicable Law, establish, adopt, amend to increase the number of Shares issuable under the plan, or enter into any equity incentive plan of the Company or its Subsidiaries, provided that the Company may establish or adopt an equity incentive plan, which, together with the existing equity incentive plans, covers no more than 20 million Shares (excluding Shares issuable pursuant to Options granted under any existing equity incentive plan of the Company as of June 30, 2013).

(p)          Repurchase of Notes Upon Certain Events. Not later than 30 days following a Change of Control or Fundamental Transaction, the Company will make an Offer to Purchase all outstanding Notes (a “Change of Control Offer”) at a purchase price equal to one hundred fifty percent (150%) of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the Offer to Purchase Payment Date. The Company will timely repay all Indebtedness or obtain consents as necessary under, or terminate agreements or instruments that would otherwise prohibit a Change of Control Offer required to be made pursuant to this Section 10(p). Notwithstanding the foregoing in this Section 10(p), the Company will not be required to make a Change of Control Offer following a Change of Control or Fundamental Transaction if a third party makes the Change of Control Offer in the same manner, at the same times and otherwise in compliance with the requirements set forth in this Note applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

(q)          Charter Documents. The Company shall not, and shall cause its Subsidiaries not to, amend, alter, waive or repeal any provision of its certificate of incorporation, memorandum and articles of association or any other of its organizational or constitutional documents in a way that is materially adverse to the interests of the holders of the Notes without the prior written consent of the Required Holders.

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(r)          Scope of Business. The Company shall not, and shall cause its Subsidiaries not to, materially change the scope of the principal business of the Company and its Subsidiaries from that carried on as at the date of this Note; or enter into any business other than such principal business that will materially and adversely affect the ability of the Company or any of its Subsidiaries to carry out the Secured Obligations.

(s)          Information.

(i)          The Company shall, and shall cause its Subsidiaries to, upon the Company’s receipt of reasonable prior notice, provide to the Holders financial or other information (including non-public information) regarding the business and operation of the Company and its Subsidiaries, including any information or statements as may be reasonably necessary for the Holders (or any of their direct or indirect owners) to file any tax return or other filings required by law. With the prior written consent of the Company which shall not be unreasonably delayed, conditioned or withheld, and at such times as may be agreed in advance with the Company, a representative of the Holder may, during normal office hours, (A) visit and inspect any of the sites and premises where the business of the Company or any Subsidiary is conducted and (B) have reasonable access to those officers, employees, agents, accountants, auditors, contractors and subcontractors of the Company or any Subsidiary who have or may have knowledge of matters with respect to which the Holder reasonably seeks information.

(ii)         Each of the Holder and the Company will hold, and will cause its respective Affiliates and their directors, officers, employees, agents, consultants and advisors to hold, in strict confidence, unless disclosure to a regulatory authority is necessary or appropriate in connection with any necessary regulatory approval or unless disclosure is required by judicial or administrative process or, in the written opinion of its counsel, by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the Company and its Subsidiaries, on the one hand, or the Holder and its Affiliates, on the other hand, furnished or available to it pursuant to this Note (except to the extent that such information can be shown to have been (a) previously known by such Person on a non-confidential basis, (b) in the public domain through no fault of such Person or (c) later lawfully acquired from other sources on a non-confidential basis by the Person to which it was furnished or available), and neither the Holder nor the Company shall release or disclose such Information to any other Person, except its auditors, attorneys, financial advisors, other consultants and advisors.

(iii)        So long as any of the Notes remains outstanding, the Company will provide to the Holders within one hundred twenty (120) calendar days after the end of each fiscal quarter of the Company, a certificate from an executive officer or director of the Company stating:

(A)         the applicable Fixed Charge Coverage Ratio as of the end of the most recent fiscal quarter, and showing in reasonable detail the calculation of such ratio, including the arithmetic computations of each component of such ratio; and

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(B)         a review of the activities of Company and its Subsidiaries during the preceding fiscal year or half year (as applicable) has been made under the supervision of an officer of the Company with a view to determining whether an Event of Default has occurred or is continuing under this Agreement (or, if an Event of Default shall have occurred, describing all such Event of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).

(t)          Bankruptcy. The Company shall not, and shall cause its Subsidiaries not to, (i) commence any case, proceeding or other action (A) under any bankruptcy, insolvency or similar law seeking to have an order of relief entered with respect to it or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or (B) seeking appointment of a receiver, trustee, custodian or other similar official for it or all or any substantial part of its property, (ii) make a general assignment for the benefit or its creditors or (iii) admit in writing its inability to generally pay its debts when they become due.

(u)          Payment Restrictions Affecting Subsidiaries.

(i)          Except as provided below, the Company shall not, and shall cause its Subsidiaries not to, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to:

(A)         pay dividends or make any other distributions on any Capital Stock of any Subsidiary of the Company or its Subsidiaries;

(B)         pay any Indebtedness or other obligation owed to the Company or any of its Subsidiaries;

(C)         make loans or advances to the Company or any of its Subsidiaries; or

(D)         sell, lease or transfer any of its property or assets to the Company or any of its Subsidiaries;

provided that, for the avoidance of doubt, the following shall not be deemed to constitute such an encumbrance or restriction: (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock; (2) the subordination of loans or advances made to the Company or any of its Subsidiaries to other Indebtedness Incurred by the Company or any of its Subsidiaries; and (3) the provisions contained in documentation governing Indebtedness requiring transactions between or among the Company and any of its Subsidiaries or between or among any Subsidiaries of the Company to be on fair and reasonable terms or on an arm’s length basis.

(ii)         The provisions of Section 10(u)(i) do not apply to any encumbrances or restrictions:

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(A)         existing in agreements as in effect on the Issuance Date, or in the Notes, the Guarantees, the Security Documents, or under any Senior Note Indenture Indebtedness of the Company or any Subsidiary Pledgor, and any extensions, refinancings, renewals or replacements of any of the foregoing agreements; provided that the encumbrances and restrictions in any such extension, refinancing, renewal or replacement, taken as a whole, are no more restrictive in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(B)         existing under or by reason of applicable law, rule, regulation or order;

(C)         with respect to any Person or the property or assets of such Person acquired by the Company or any Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired, and any extensions, refinancings, renewals or replacements thereof; provided that the encumbrances and restrictions in any such extension, refinancing, renewal or replacement, taken as a whole, are no more restrictive in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(D)         that otherwise would be prohibited by the provision described in Section 10(u)(i)(D) if they arise, or are agreed to, in the ordinary course of business and, that (i) restrict in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease or license, (ii) exist by virtue of any Lien on, or agreement to transfer, option or similar right with respect to any property or assets of the Company or any of its Subsidiary not otherwise prohibited by the Notes or (iii) do not relate to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any of its Subsidiaries in any manner material to the Company or any of its Subsidiaries;

(E)         with respect to a Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the capital stock of, or property and assets of, such Subsidiary that is otherwise permitted under this Note; or

(F)         with respect to any Subsidiary and imposed pursuant to an agreement that has been entered into for the Incurrence of Indebtedness otherwise permitted under this Note if, as determined by the Board, the encumbrances or restrictions are (1) customary for such types of agreements and (2) would not, at the time agreed to, be expected to materially and adversely affect the ability of the Company to make required payment on the Notes and any extensions, refinancings, renewals or replacements of any of the foregoing agreements; provided that the encumbrances and restrictions in any such extension, refinancing, renewal or replacement, taken as a whole, are no more restrictive in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced.

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(v)         Anti layering. Notwithstanding anything to the contrary contained in this Section 10, the Company shall not, and shall not permit any of its Subsidiaries to, Incur any Indebtedness if such Indebtedness is contractually subordinated in right of payment to any other Indebtedness of the Company or its Subsidiaries, as the case may be, unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the Guarantees, on substantially identical terms, provided that this shall not apply to distinctions between categories of Indebtedness that exist by reason of any Liens or guarantees securing or in favor of some but not all of such Indebtedness.

(w)          Limitations on Indebtedness and Preferred Stock.

(i)           The Company shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness (including Acquired Indebtedness), and the Company shall not permit any Restricted Subsidiary to issue Preferred Stock, provided that the Company and any Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness) and any Restricted Subsidiary that is a Non-Guarantor Subsidiary may Incur Permitted Subsidiary Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, (x) no Event of Default has occurred and is continuing and (y) the Fixed Charge Coverage Ratio would not be less than 3.0 to 1.0. Notwithstanding the foregoing, the Company shall not permit any Restricted Subsidiary to Incur any Disqualified Stock (other than Disqualified Stock of Restricted Subsidiaries held by the Company or a Subsidiary Guarantor, so long as it is so held).

(ii)         Notwithstanding the foregoing, the Company and any Restricted Subsidiary may Incur Permitted Indebtedness.

(iii)        For purposes of determining compliance with this Section 10(w), in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, including under the proviso in clause (i) above, the Company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount of such Indebtedness as one of such types.

(iv)        Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

(x)          Restricted Payments. Company shall not make, and shall not permit any of its Subsidiaries to make, directly or indirectly, any Restricted Payment.

(y)          Liens.

(i)          The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or suffer to exist, any Lien (other than Permitted Liens (except for under clauses (18) and (20) of the definition of Permitted Lien as under the Senior Indenture Terms)) upon any of the Collateral.

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(ii)         The Company shall not, and shall not permit any Subsidiary to, directly or indirectly, incur, assume or permit to exist any Lien of any nature whatsoever on any of its assets or properties of any kind (other than the Collateral), whether owned at the Issuance Date or thereafter acquired, except Permitted Liens, unless the Notes are secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien, for so long as such obligation or liability is secured by such Lien.

(z)          Intellectual Property Protection. The Company shall, and shall cause its Subsidiaries to, take all commercially reasonable steps in the ordinary course promptly to protect their respective intellectual property rights.

(aa)         ADSs; Legend Removal. The Company shall use its commercially reasonable efforts to cause the ADS Depositary to deliver ADSs to the Holder from time to time upon the Holder’s deposit of Conversion Shares with the Depositary or its designated custodian and the satisfaction of any other customary requirements under the Deposit Agreement and, in connection therewith, the Company shall cause new share certificate(s) to be issued and entries on the Company’s register of members to be entered with respect to such Conversion Shares in the name of the Depositary, without restrictive legends, for the purpose of such deposit. Without limiting the foregoing, upon the Company’s receipt of notice from the Holder that (a) Conversion Shares have been resold in reliance on an effective resale registration statement relating to the resale of ADSs representing Conversion Shares or pursuant to Rule 144, or (b) Conversion Shares beneficially owned by it have become freely tradable pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Conversion Shares and without volume or manner-of-sale restrictions, accompanied by a certificate or certificates evidencing the Conversion Shares, if any, that have been sold pursuant to clause (a) above or for which the legend is to be removed pursuant to clause (b) above, the Company shall (i) cause to be issued and delivered for deposit to the ADS Depositary one or more certificates evidencing such Conversion Shares, together with irrevocable instructions that the ADS Depositary shall deliver ADSs without any restrictive legend with respect to such Conversion Shares to or upon the directions of the Holder, and (ii) cause its legal counsel to deliver to the ADS Depositary one or more opinions to the effect that the delivery of ADSs without any such legends in such circumstances may be effected under the Securities Act, subject to the Holder providing the Company, the Company’s legal counsel and/or the ADS Depositary representations and other assurances as the Company and/or the ADS Depositary reasonably request. From and after the date the Company receives the notice specified in clause (b) above, Conversion Shares which are subsequently issued upon conversion of the Note shall not bear a restrictive legend, provided that the conditions specified in clause (b) above are still satisfied at such time. When the Company is required to cause the ADS Depositary to deliver unrestricted ADSs representing previously issued legended Conversion Shares, if: (1) the unrestricted ADSs are not delivered to or upon the directions of the Holder within seven (7) Trading Days of submission by the Holder of a notice of sale and legended Conversion Share certificate, if applicable, and supporting documentation to the Company and ADS Depositary as provided above, and (2) prior to the time such unrestricted ADSs are received by the Holder, the Holder, or any third party acting on behalf of the Holder or for the Holder’s account, purchases (in an open market transaction or otherwise) ADSs to deliver in satisfaction of a sale by such Holder of ADS representing such legended Conversion Shares (a “Buy-In”), then the Company shall pay in cash to the Holder (for costs incurred either directly by the Holder or on behalf of a third party) the amount by which the total purchase price paid for ADSs as a result of the Buy-In (including brokerage commissions, if any) exceeds the proceeds received by the Holder as a result of the sale to which the Buy-In relates. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In. Nothing herein shall limit the Holder’s right to pursue actual damages for the Company’s failure to deliver any Conversion Shares as required by under the Note, including unrestricted Conversion Shares as provided above, and the Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. Any fees, including fees of the ADS Depositary, associated with the removal of restrictive legends from any Conversion Shares and the deposit of such Conversion Shares to the ADS Depositary for the issuance of unrestricted ADSs shall be borne by the Company.

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(bb)         Transfer Taxes. The Company shall pay any and all material documentary, stamp or similar issue or transfer tax due on (x) the issue of the Notes on the Issuance Date and (y) the issue of Shares upon conversion of the Notes. However, in the case of conversion of the Notes, the Company shall not be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue and delivery of Shares in a name other than that of the holder of the Notes to be converted, and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Company the amount of any such tax or duty, or has established to the satisfaction of the Company that such tax or duty has been paid.

(cc)         Further Guarantors. The Company shall cause each of its future Subsidiaries (other than Persons organized under the laws of the PRC) after the Issuance Date, promptly upon becoming a Subsidiary, to execute and deliver to the Holder supplemental Guarantee in the form of Exhibit III pursuant to which such Subsidiary will guarantee the payment of the Notes as a Guarantor.

11.         Designation of Restricted and Unrestricted Subsidiaries.

(a)          The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary; provided that:

(i)          no Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation;

(ii)         neither the Company nor any Restricted Subsidiary provides credit support for the Indebtedness of such Restricted Subsidiary;

(iii)        such Restricted Subsidiary does not own any Disqualified Stock of the Company or Disqualified or Preferred Stock of another Restricted Subsidiary or hold any Indebtedness of, or any Lien on any property of, the Company or any Restricted Subsidiary, if such Disqualified or Preferred Stock or Indebtedness could not be Incurred under Section 10(w) or such Lien would violate Section 10(y);

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(iv)        such Restricted Subsidiary does not own any Voting Stock of another Restricted Subsidiary, and all of its Subsidiaries are Unrestricted Subsidiaries or are being concurrently designated to be Unrestricted Subsidiaries in accordance with this provision; and

(v)         the Investment deemed to have been made thereby in such newly-designated Unrestricted Subsidiary and each other newly-designated Unrestricted Subsidiary being concurrently redesignated would be permitted to be made under Section 10(x).

(b)          The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(i)          no Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation;

(ii)         any Indebtedness of such Unrestricted Subsidiary outstanding at the time of such designation which will be deemed to have been Incurred by such newly-designated Restricted Subsidiary as a result of such designation would be permitted to be Incurred under Section 10(w);

(iii)        any Lien on the property of such Unrestricted Subsidiary at the time of such designation which will be deemed to have been incurred by such newly-designated Restricted Subsidiary as a result of such designation would be permitted to be incurred under Section 10(y);

(iv)        such Unrestricted Subsidiary is not a Subsidiary of another Unrestricted Subsidiary (that is not concurrently being designated as a Restricted Subsidiary);

(v)         if such Restricted Subsidiary is not organized under the laws of the PRC, such Restricted Subsidiary shall upon such designation execute and deliver to the Holder a Guarantee by which such Restricted Subsidiary shall become a Subsidiary Guarantor or a JV Subsidiary Guarantor in accordance with the terms under the Indenture; and

(vi)        if such Restricted Subsidiary is not organized under the laws of the PRC, is not Xinyuan International (HK) Property Investment Co., Limited or a Subsidiary of a JV Subsidiary Guarantor, all Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary shall be pledged as required under Section 18.

12.         Financial Covenants. The Company shall maintain a Fixed Charge Coverage Ratio, as determined on the last day of each fiscal quarter of each fiscal year, no less than 3.0 to 1.0.

13.         Amendment and Vote to Change Terms of the Notes. The terms of the Notes may not be amended, modified, waived or supplemented except by a written instrument executed by the Company and the Required Holders. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any change or amendment to this Note or other Notes; provided that no reduction to the Principal or Interest or change to the Maturity Date or Interest Payment Date or any conversion or redemption rights set forth herein may be made without the affirmative vote or written consent of each holder of the Notes affected thereby.

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14.         Transfer. The Holder understands and agrees that, except as provided in the Registration Rights Agreement, neither the Note nor any Conversion Shares have been or will be registered under the Securities Act or any state securities laws and, consequently, may not be offered for sale, sold, assigned or transferred except (i) in accordance with Rule 144A under the Securities Act to a person that the transferor reasonably believes is a "qualified institutional buyer" (as defined in Rule 144A) purchasing for its own account or for the account of a qualified institutional buyer (provided, that the Company makes no representation that the Notes or Conversion Shares are eligible for resale pursuant to Rule 144A), (ii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), (iii) pursuant to an effective registration statement under the Securities Act or (iv) pursuant to another available exemption under the Securities Act, provided that the Company may request the Holder (or any subsequent Holder) to deliver a legal opinion from a law firm reasonably acceptable to the Company confirming the availability of the exemption from registration on which the Holder intends to rely to complete the proposed transfer prior to recording the transfer on the Register (as defined in Section 14(b)) and issuing a new Note to a transferee. In accordance with Section 175 of the Companies Law (2011 Revision) of the Cayman Islands, in no event shall the Note or any Conversion Shares be offered to the public or any member of the public in the Cayman Islands.

15.         Reissuance of this Note.

(a)          Transfer. If this Note is to be transferred, the transferring Holder and the transferee shall execute a Note and Guarantee Assignment and Assumption Agreement, substantially in the form attached hereto as Exhibit IV or such other substantially similar form agreed between the Holder and the transferee. Thereafter, the transferring Holder shall (i) notify the Company of such proposed transfer, (ii) deliver to the Company the Note and Guarantee Assignment and Assumption Agreement or substantially similar agreement executed by the Holder and the transferee and (iii) surrender this Note to the Company, whereupon the Company shall forthwith promptly (subject to compliance with Section 14 hereof) (x) execute and deliver to the Holder the acknowledgement on the signature page to the Note and Guarantee Assignment and Assumption Agreement solely for the purpose of effecting the registration of such transfer under Section 15(b) hereof and (y) issue and deliver upon the order of the Holder a new Note in accordance with Section 15(e) (and subject to compliance with Section 14 hereof), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 15(e)) to the Holder representing the outstanding Principal not being transferred. In the event of any such transfer of a portion of the Note, the term “Note” as used within this Note shall also mean “Notes,” and, to the extent the context of a particular sentence dictates, this Note shall be automatically modified such that sentences containing the singular word “Note” will be revised to mean the plural word “Notes”. Any use of the word “Notes” shall have the same meaning as the defined term “Note” with appropriate provision made for the plural form of the word.

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(b)          Transfer Register. In the event of a transfer, the Company shall maintain a register (the “Register”) for the registration or transfer of this Note, and shall enter the names and addresses of the registered Holders, the transfers of this Note and the names and addresses of the transferees of this Note. The Company shall treat any registered holder as the absolute owner of this Note held by such holder, as indicated in the Register, for the purpose of receiving payment of all amounts payable with respect to this Note and for all other purposes. This Note and the right, title, and interest of any Person in and to this Note shall be transferable only upon notation of such transfer in the Register. Solely for purposes of this Section 15(b) and for tax purposes only, the keeper of the Register, if it is not the Company, shall be the Company’s agent for purposes of maintaining the Register.

(c)          Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 15(e)) representing the outstanding Principal.

(d)          Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 15(e) and in Principal amounts of at least US$100,000 (or a lesser amount if the Principal outstanding under the Note is less than US$100,000)) representing in the aggregate the outstanding Principal amount of this Note, and each such new Note shall represent such portion of such outstanding Principal amount as is designated by the Holder at the time of such surrender.

(e)          Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of same tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal amount remaining outstanding (or in the case of a new Note being issued pursuant to Section 15(a) or Section 15(d) the Principal amount designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal amount remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, and (iv) shall be in the same form and have the same rights and conditions as this Note.

(f)          Administrative Agent. In the event that there are two or more Holders who are not Affiliates with each other or there are more than five Holders who are Affiliates with each other, at the Issuer’s request, the Holders agree to appoint an administrative agent approved by the Required Holders in consultation with the Issuer to whom the Issuer can make payments on behalf of the Holders and send any notices or certificates required under the Notes to be delivered to Holders.  The Issuer and the Holders shall appoint the Administrative Agent pursuant to an agreement that will set forth the Administrative Agent’s duties and contain customary provisions limiting the Administrative Agent’s liability and customary indemnification provisions.  For the avoidance of doubt, any failure to appoint an Administrative Agent will not restrict the transferability of the Notes.

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16.         Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder shall cause irreparable harm to the Holder and that the remedy at law for any such breach shall be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

17.         Payment of Collection, Enforcement and Other Costs. If (i) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (ii) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the reasonable costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, reasonable and documented attorneys’ fees and disbursements.

18.         Security. Subject to this Section 18, the Guaranteed Obligations and the present or future, actual or contingent obligations of the Company and the Guarantors under and in connection with this Note (the “Secured Obligations”) shall be secured jointly and severally by the Collateral (subject to Permitted Liens and the Intercreditor Agreement) pursuant to the Security Documents. This Note and the other Notes shall cease to be secured by the Collateral upon the satisfaction in full of the Secured Obligations.

(a)          For the benefit of the Secured Parties, the Company has pledged, and caused each Subsidiary Pledgor to pledge, as the case may be, the Collateral on the Issuance Date in order to jointly and severally secure the Secured Obligations.

(b)          For the benefit of the Holders, the Company and each of the Subsidiary Pledgors shall:

(i)          execute one or more Security Documents granting to the Shared Security Agent, for the benefit of the Holders, Liens (collectively, the “Security”) on the relevant Collateral under the same “Security Documents” (as that term is defined in the Senior Note Indenture Terms) as that which is or has been entered into with the Shared Security Agent for the benefit of the Bondholders and all on terms subject to the Intercreditor Agreement;

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(ii)         take all requisite steps under applicable laws and undertake other customary procedures in connection with the granting and perfection (if relevant) of the Security on relevant Collateral; and

(iii)        deliver to the Shared Security Agent an opinion of counsel to the effect that (A) in the opinion of such counsel, such action has been taken with respect to the recording, registering and filing of or with respect to the Notes and the Security Documents and all other instruments of further assurance as is necessary to make effective the Security created by the Security Documents in the Collateral referenced in this clause (b) and referencing the details of such action; or (B) in the opinion of such counsel, no such action is necessary to make such Security effective.

(c)          So long as no Event of Default has occurred and is continuing, and subject to the terms of the Security Documents and the Notes, the Company and the Subsidiary Pledgors, as the case may be, will be entitled to exercise any and all voting rights and to receive, retain and use any and all cash dividends, stock dividends, liquidating dividends, non-cash dividends, shares or stock resulting from stock splits or reclassifications, rights issues, warrants, options and other distributions (whether similar or dissimilar to the foregoing) in respect of capital stock constituting Collateral.

(d)          The Holder, by its acceptance of this Note, consents and agrees to the terms of the Security Documents (including, without limitation, the provisions providing for foreclosure and release of Collateral) as the same may be in effect or may be amended from time to time in accordance with their terms and authorizes and directs the Shared Security Agent to perform its obligations and exercise its rights thereunder in accordance therewith.

(e)          The Holder, by its acceptance of this Note, acknowledges that the Collateral as now or hereafter constituted shall be held by the Shared Security Agent for the benefit of the Secured Parties under the Security Documents, and that the Security created pursuant to the Security Documents in respect of the Holders is subject to and qualified and limited in all respects by the Security Documents and actions that may be taken thereunder.

(f)          Notwithstanding (i) anything to the contrary contained in this Note, the Guarantees, the Security Documents or any other instrument governing, evidencing or relating to any Indebtedness, (ii) the time, order or method of attachment of any Liens on the Collateral, the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Collateral, (iii) the time of taking possession or control over any Collateral or (iv) the rules for determining priority under any law of any relevant jurisdiction governing relative priorities of secured creditors, the Company will ensure that:

(i)          the Security will rank equally and ratably with all of the Liens on the Collateral for the benefit of the Bondholders; and

(ii)         all proceeds of the Collateral applied under the Security Documents shall be allocated and distributed by the Shared Security Agent as required under the Intercreditor Agreement, for the benefit of the secured parties. The Shared Security Agent will not be responsible for making any deductions or withholdings in respect of taxes or other governmental charges for any amounts paid from the proceeds of the Collateral.

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(g)          If the Company or any of its Subsidiaries at any time after the Issuance Date pledges, or is required to pledge, Capital Stock pursuant to Section 10.02(a) or (b) of the Senior Note Indenture Terms or otherwise pledges, or is required to pledge, any assets for the benefit of the Bondholders, the Company shall, and shall cause each such Subsidiary to, pledge such Capital Stock, on a pari passu basis with the pledge pursuant to the Senior Note Indenture Terms, if applicable, for the benefit of the Holders to secure the Secured Obligations. Upon each such pledge of Capital Stock contemplated in this clause (g), the Company and each such Subsidiary (which thereafter shall be deemed a “Subsidiary Pledgor”), shall, as applicable, take each such action as described in Section 18(b).

(h)          Subject to the provisions of the Intercreditor Agreement, the Security created in respect of the Collateral granted under the Security Documents may be released in certain circumstances (without any consent from the Holders), including:

(i)          upon repayment in full of the Notes;

(ii)         upon certain dispositions of certain types of Collateral in compliance with the terms of this Note;

(iii)        with respect to security granted by a Subsidiary Pledgor, upon the release of the Guarantee of such Subsidiary Pledgor in accordance with the terms of this Note;

(iv)        upon written request of the Company or any Guarantor, in connection with any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition of assets or property permitted by this Note, the Shared Security Agent shall (without notice to, or vote or consent of, any Holder) take such actions as shall be required to release its security interest in any Collateral being disposed in such disposition, to the extent necessary to permit consummation of such disposition in accordance with the Intercreditor Agreement and the Security Documents and the Shared Security Agent shall receive full payment therefor from the Company for any costs incurred thereby; provided that the Company or the relevant Subsidiary Pledgor delivers to the Shared Security Agent an Officers’ Certificate certifying and an opinion of counsel stating that the release of any such security interest is permitted under the terms of this Note and that the conditions precedent to any such release have been fulfilled;

(v)         any release of Collateral made in compliance with this clause (h) shall not be deemed to impair the Security under the Security Documents or the Collateral thereunder in contravention of the provisions of this Note or the Security Documents;

(vi)        no purchaser or grantee of any property or rights purporting to be released herefrom shall be bound to ascertain the authority of the Shared Security Agent to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority; nor shall any purchaser or grantee of any property or rights permitted by this Note to be sold or otherwise disposed of by the Company and the Guarantors be under any obligation to ascertain or inquire into the authority of the Company or any Guarantor to make such sale or other disposition; and

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(vii)       no release and discharge of the Collateral will be effective against the Holders of Notes until the Company shall have delivered to the Holders an Officers’ Certificate stating that all conditions precedent provided for in this Note, the Intercreditor Agreement and the Security Documents relating to such release and discharge have been complied with and that such release and discharge is authorized and permitted under this Note, the Intercreditor Agreement and the Security Documents.

19.         Guarantees

(a)          The Guarantors as of the Issuance Date (which include all of the guarantors under the Senior Note Indenture Terms) shall provide a Guarantee in the form attached hereto as Exhibit III. Any other Person that is required to become a guarantor under the Senior Note Indenture Terms or becomes a guarantor of the Senior Note Indenture Indebtedness shall also become a Subsidiary Guarantor or a JV Subsidiary Guarantor hereunder and deliver a Guarantee in the form attached hereto as Exhibit III.

(b)          Release of the Guarantees.

(i)          A Guarantee given by Guarantor shall be released upon:

(A)         repayment in full of the Notes;

(B)         the sale, merger or consolidation of a Guarantor, as the case may be, in compliance with the terms of this Note resulting in such Guarantor no longer being a Subsidiary, so long as (x) such Guarantor is simultaneously released from its obligations in respect of any of the Company’s other Indebtedness or any Indebtedness of any other Subsidiary and (y) the proceeds from such sale or disposition are used for the purposes permitted or required by this Note; or

(C)         the designation by the Company of a Subsidiary Guarantor or a JV Subsidiary Guarantor, as the case may be, as an Unrestricted Subsidiary in compliance with the terms of this Note.

(c)          In the case of a Guarantor with respect to which the Company or any Subsidiary is proposing to sell, whether through the sale of existing shares or the issuance of new shares, no less than 20% of the capital stock of such Guarantor, the Company may concurrently with the consummation of such sale or issuance of capital stock, release the Guarantees provided by such Guarantor and each of its Subsidiaries organized outside the PRC, and instruct the Shared Security Agent to (x) discharge the pledge of the capital stock granted by such Guarantor and (y) discharge the pledge of capital stock made by the Company or any Guarantor over the shares it owns in each such Guarantor (in each case, without any requirement to seek the consent or approval of the Holders of the Notes); provided that after the release of such Guarantees, the Consolidated Assets of all Subsidiaries organized outside the PRC that are not Guarantors do not account for more than 20.0% of the Total Assets. A Guarantee may only be released pursuant to this clause if as of the date of such proposed release, no document exists that is binding on the Company or any Subsidiary that would have the effect of (i) prohibiting the Company or any Subsidiary from releasing such Guarantee or (ii) requiring the Company or such Guarantor to deliver or keep in place a guarantee of other Indebtedness of the Company by such Guarantor.

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(d)          No release of a Guarantor from its Guarantee shall be effective against the Holders until the Company has delivered to the Holders an Officer’s Certificate and an opinion of counsel stating that all requirements relating to such release have been complied with and that such release is authorized and permitted by this Note. At the request of the Company, the Holders will execute and deliver an instrument evidencing such release and discharge and do all such other acts and things necessary to release the Guarantor(s) from its obligations hereunder.

(e)          Each Guarantor’s obligations hereunder shall remain in full force and effect until the principal of, premium, if any, and interest on the Notes and all other amounts payable by the Company under this Note have been paid in full. If at any time any payment of the principal of, premium, if any, or interest on any Note or any other amount payable by the Company under this Note is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Company or otherwise, each Guarantor’s obligations hereunder with respect to such payment will be reinstated as though such payment had been due but not made at such time. All payments under the Guarantees will be made in U.S. dollars.

(f)          The Guarantee given by a Guarantor shall be limited pursuant to the terms of the Guarantee and shall constitute a JV Guarantee following the sale or issuance by the Company or any Subsidiary of Capital Stock in such Guarantor where such sale or issuance, whether through the sale of existing shares or the issuance of new shares, is for no less than 20% and no more than 49.9% of the issued Capital Stock of the relevant Guarantor, provided that the following conditions are satisfied or complied with:

(i)          as of the date of such proposed limitation, no document exists that is binding on the Company or any of the Subsidiaries that would have the effect of (a) prohibiting the Company or any of the Subsidiaries from limiting such Guarantee, (b) prohibiting the Company or any of the Subsidiaries from providing such JV Guarantee, or (c) requiring the Company or any Subsidiary to deliver or keep in force a replacement guarantee on terms that are more favourable to the recipients of such guarantee than the recipients of the JV Guarantee;

(ii)         such sale or issuance of Capital Stock is made to an independent third party at a consideration that is not less than the appraised value of such Capital Stock determined by an independent appraisal firm of recognized international standing appointed by the Company;

(iii)        as of the date of such sale or issuance of Capital Stock, after giving effect to the issuance or sale of Capital Stock of such Guarantor that becomes a JV Guarantor by virtue of this Section, the Non-Guaranteed Portion with respect to all of the JV Guarantors then existing and their respective Subsidiaries does not exceed 10.0% of Total Assets;

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(iv)        all capital contributions (by way of transfer of cash or other property or any payment for property or services for the use of others or otherwise) to be made into such JV Guarantor from the date of issuance or sale of Capital Stock of such Guarantor that becomes such JV Guarantor as referred to above, shall be made directly or by contribution of assets or services having an equivalent Fair Market Value by (a) the Company and its Subsidiaries and (b) such independent third party that purchased or subscribed for Capital Stock in the JV Guarantor in proportion to their respective direct or indirect ownership percentages of the Capital Stock of such JV Guarantor;

(v)         concurrently with the limitation of such Guarantee, the Company shall or shall cause such JV Guarantor to deliver to the Holders, to the extent not already pledged to the holders, a duly executed Security Document that pledges in favor of the Shared Security Agent for itself and for the benefit of the Holders the Capital Stock of such JV Guarantor held by the Company or any Guarantor, but not the Capital Stock of the direct or indirect Subsidiaries of such JV Guarantor.

(vi)        Notwithstanding anything to the contrary in this Note, any such sale or issuance of the Capital Stock of the relevant Guarantor will need to comply with the other covenants set forth in this Note, including without limitation Sections 10(n) and 10(w).

(vii)       Any Net Cash Proceeds from the sale or issuance of such Capital Stock shall be applied by the Company (or any Subsidiary) in accordance with Section 10(n) of this Note.

20.         Shared Security Agent.

(a)          Citicorp International Limited will initially act as Shared Security Agent under the Security Documents in respect of the security over the Collateral. The Shared Security Agent, acting in its capacity as such, shall have such duties with respect to the Collateral pledged, assigned or granted pursuant to the Security Documents as are set forth in the Notes, the Security Documents and the Intercreditor Agreement.

(b)          The Company and the Holder, by acceptance of this Note, hereby designate and appoint the Shared Security Agent under the Security Documents in respect of the security over the Collateral. The Shared Security Agent shall have all the duties, rights and protections provided in the Security Documents and no implied duties shall be read against the Shared Security Agent.

(c)          The Shared Security Agent shall hold the benefit of all Collateral under the Security Documents and the Intercreditor Agreement as, and for purposes of enforcing the provisions of the Security Documents relating to the Collateral, all rights and claims under the Security Documents relating to the Collateral shall be vested in it as an agent for the secured parties. Notwithstanding any provision to the contrary in the Security Documents or the Intercreditor Agreement, the Shared Security Agent shall not assume any obligation or fiduciary duty towards or relationship of trust for or with any of the Secured Parties or any other Person.

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(d)          Neither the Shared Security Agent nor any of its officers, directors, employees, attorneys or agents will be responsible or liable for the title, ownership, existence, genuineness, value or protection of any Collateral, for the legality, enforceability, effectiveness, adequacy or sufficiency of the Security Documents or the Intercreditor Agreement, for the creation, perfection, priority, sufficiency, registration or protection of the Security, or for any defect or deficiency as to any such matters, or for any failure to demand, collect, foreclose or realize upon or otherwise enforce the Security or the Security Documents or delay in doing so.

21.         Construction; Headings. This Note shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note. References to an action being “directly or indirectly” prohibited or restricted hereunder shall include any amendment of the Company’s Charter Documents, any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action that would result in the prohibited or restricted action.

22.         Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

23.         Severability. Any term of this Note that is prohibited or unenforceable in a jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

24.         Notices; Payments.

(a)          Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with the notice provisions in the Purchase Agreement or the Register.

(b)          Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing; provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder’s wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Payment Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.

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25.         Taxes. Any and all payments by the Company to or for the account of the Holder under this Note shall be made free and clear of and without deduction for any taxes, except as required by applicable law. If the Company shall be required by any applicable law to deduct any taxes from or in respect of any sum payable under this Note to the Holder, (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 25), the Holder receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions, (iii) the Company shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law, and (iv) as promptly as practicable after the date of such payment, the Company shall deliver to the Holder the original or a certified copy of a receipt or other appropriate documentation evidencing payment thereof. Upon request by the Company, the Holder shall use its best efforts to provide the Company with any forms or other documentation as may be reasonably necessary in order to claim an applicable exemption from or reduction of any such taxes.

26.         Cancellation. After all Principal, accrued Interest and other amounts due at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled regardless whether the Note is surrendered to the Company, and this Note shall be surrendered to the Company for cancellation and shall not be reissued.

27.         Waiver of Notice. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Purchase Agreement.

28.         Governing Law and Dispute Resolution.

(a)          This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York without regard to any choice of Laws or conflict of Laws provisions that would require the application of the Laws of any other jurisdiction.

(b)          Any legal action or proceeding with respect to this Note or for recognition and enforcement of any judgment in respect of this Note brought by the other party or its successors or assigns, shall be brought and determined non-exclusively in any state or federal courts located in the City and County of New York. Each of the parties hereby irrevocably submits with regard to any such action or proceeding to the personal jurisdiction of the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Note, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section, (b) any claim of sovereign immunity in respect of itself or its property and (c) any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Note or the subject matter hereof may not be enforced in or by such courts. Each party hereby consents to service being made through the notice provision set forth in Section 24 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses obtained pursuant to Section 24 shall be effective service of process for any suit or proceeding in connection with this Note. Service shall be deemed complete upon receipt by addressee.

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29.         WAIVER OF JURY. THE COMPANY AND THE HOLDER HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

30.         Certain Definitions. For purposes of the Notes, the following terms shall have the following meanings:

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or Indebtedness of a Restricted Subsidiary assumed in connection with an Asset Acquisition by such Restricted Subsidiary whether or not Incurred in connection with, or in contemplation of, the Person merging with or into or becoming a Restricted Subsidiary.

“ADS” means an American Depositary Share, issued pursuant to the Deposit Agreement, representing two Shares as of the date of this Note, and deposited with the ADS Depositary or its designee.

“ADS Depositary” means JPMorgan Chase Bank, N.A., as depositary for the ADSs.

“Affiliate” means, with respect to any Person, any other Person (1) directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person; (2) who is a director or officer of such Person or any Subsidiary of such Person or of any Person referred to in clause (1) of this definition; or (3) who is a spouse or any person cohabiting as a spouse, child or step-child, parent or step-parent, brother, sister, step-brother or step-sister, parent-in-law, grandchild, grandparent, uncle, aunt, nephew and niece of a Person described in clause (1) or (2). For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Corruption Laws” shall have the meaning assigned to such term in the Purchase Agreement.

“Antitrust Laws” means the PRC Anti-Monopoly Law adopted on August 1, 2008, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other law in any jurisdiction in which the Company or one of its Subsidiaries operates designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, through merger of acquisition or otherwise.

“Asset Acquisition” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Asset Disposition” means the sale or other disposition by the Company or any Subsidiary (other than to the Company or another Subsidiary) of (1) all or substantially all of the capital stock of any Subsidiary; or (2) all or substantially all of the assets that constitute a division or line of business of the Company or any Subsidiary.

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“Asset Sale” means any sale, transfer or other disposition (including by way of merger, consolidation or Sale and Leaseback Transaction, as that term is defined in the Senior Note Indenture Terms) of any of its property or assets (including any sale of Capital Stock of a Subsidiary or issuance of Capital Stock by a Restricted Subsidiary) in one transaction or a series of related transactions by the Company or any Restricted Subsidiary to any Person; provided that “Asset Sale” shall not include:

(i)          sales or other dispositions of inventory, receivables and other current assets (including properties under development for sale and completed properties for sale) in the ordinary course of business;

(ii)         sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under Section 10(x);

(iii)        sales, transfers or other dispositions of assets with a Fair Market Value not in excess of US$1.0 million (or the Dollar Equivalent thereof) in any transaction or series of related transactions;

(iv)        any sale, transfer, assignment or other disposition of any property, or equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of the Company or its Restricted Subsidiaries;

(v)         any transfer, assignment or other disposition deemed to occur in connection with creating or granting any Permitted Lien;

(vi)        a transaction covered by the covenant under Section 5.01 of the Senior Note Indenture Terms; and

(vii)       any sale, transfer or other disposition by the Company or any Restricted Subsidiary, including the sale or issuance by the Company or any Restricted Subsidiary of any Capital Stock of any Restricted Subsidiary, to the Company or any Restricted Subsidiary.

“Attributable Indebtedness” means, in respect of a sale and leaseback transaction, at the time of determinations, the present value, discounted at the interest rate implicit in the sale and leaseback transaction, of the total obligations of the lessee for rental payments during the remaining term of the lease in the sale and leaseback transaction, including any period for which such lease has been extended or may, at the opinion of the lessor, be extended.

“Authorized Share Allocation” shall have the meaning set forth in Section 9(a).

“Authorized Share Failure” shall have the meaning set forth in Section 5(a)(xvi).

“Bloomberg” means Bloomberg L.P. (or any successor thereto).

“Board” means the board of directors of the Company.

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“Board Resolution” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Bondholder” means “Holders” as that term is defined in the Senior Note Indenture Terms.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York and Hong Kong are authorized or required by law to remain closed.

“Buy-in” shall have the meaning set forth in Section 10(aa).

“Capital Stock” shall have the meaning assigned to that term in the Senior Note Indenture Terms.

“Change of Control” means the occurrence of one or more of the following events:

(i)          the Company’s consolidation with, or merger with or into, any Person (other than one or more Permitted Holders), or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding voting stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for (or continues as) voting stock of the surviving or transferee Person constituting a majority of the outstanding shares of voting stock of such surviving or transferee Person (immediately after giving effect to such issuance) and in substantially the same proportion as before the transaction;

(ii)         the Permitted Holders are the beneficial owners of less than 25% of the total voting power of the voting stock of the Company;

(iii)        any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 of the Exchange Act), directly or indirectly, of total voting power of the voting stock of the Company greater than such total voting power held beneficially by the Permitted Holders;

(iv)        individuals who on the Issuance Date constituted the Board, together with any new directors whose election to the Board was approved by a vote of at least a majority of the directors then still in office who were either directors on the Issuance Date or whose election was previously so approved, cease for any reason to constitute a majority of the Board then in office;

(v)         the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any “person” (within the meaning of Section 13(d) of the Exchange Act, other than one or more Permitted Holders; or

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(vi)        the adoption of a plan relating to the liquidation or dissolution of the Company.

“Charter Documents” means the memorandum and articles of association or other constitutional documents of the Company, each as amended from time to time.

“China” or the “PRC” means the People’s Republic of China and for the purpose of this Note shall exclude Hong Kong, Taiwan and the Special Administrative Region of Macau.

“Closing Sale Price” means, for any security as of any date, (i) the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., The City of New York time, as reported by Bloomberg, or (ii) if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or (iii) if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC), or (iv) if the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined in good faith by the Board and the Holder. If the Board and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 28. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period. For the avoidance of doubt, the “Closing Share Price” for Shares shall be the same “Closing Share Price” calculated for ADS as adjusted for the ADS-to-Share ratio if it can be calculated pursuant to clause (i) through (iii) of this definition.

“Collateral” means the capital stock of each of the Guarantors and any other capital stock to be pledged pursuant to Section 18(g).

“Company” shall have the meaning set forth in the preamble hereto.

“Consolidated Assets” has the meaning assigned to such term in the Senior Note Indenture Terms.

“Consolidated EBITDA” has the meaning assigned to such term in the Senior Note Indenture Terms.

“Consolidated Fixed Charges” means, for any period, the sum (without duplication) of (1) Consolidated Interest Expense for such period and (2) all cash and non-cash dividends paid, declared, accrued or accumulated during such period on any Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary held by Persons other than the Company or any Wholly Owned Restricted Subsidiary, except for dividends payable in the Company’s Capital Stock (other than Disqualified Stock) or paid to the Company or to a Wholly Owned Restricted Subsidiary.

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“Consolidated Interest Expense” means, for any period, the amount that would be included in gross interest expense on a consolidated income statement prepared in accordance with US GAAP for such period of the Company and its Subsidiaries, plus, to the extent not included in such gross interest expense, and to the extent incurred, accrued or payable during such period by the Company and its Subsidiaries, without duplication, (i) interest expense attributable to capitalized lease obligations and imputed interest with respect to Attributable Indebtedness, (ii) amortization of debt issuance costs and original issue discount expense and non-cash interest payments in respect of any Indebtedness, (iii) the interest portion of any deferred payment obligation, (iv) all commissions, discounts and other fees and charges with respect to letters of credit or similar instruments issued for financing purposes or in respect of any Indebtedness, (v) the net costs associated with Hedging Obligations (including the amortization of fees), (vi) interest accruing on Indebtedness of any other Person that is guaranteed by, or secured by a Lien on any asset of, the Company or any Subsidiary (other than Pre-Registration Mortgage Guarantees) and (vii) any capitalized interest, provided that interest expense attributable to interest on any Indebtedness bearing a floating interest rate will be computed on a pro forma basis as if the rate in effect on the date of determination had been the applicable rate for the entire relevant period.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (or loss) of such Person and its Subsidiaries for such period, on a consolidated basis, determined in conformity with US GAAP; provided that the following items shall be excluded in computing Consolidated Net Income (without duplication):

(i)          the net income (or loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting except that:

(A)         subject to the exclusion contained in clause (v) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Subsidiary, to the limitations contained in clause (iii) below); and

(B)         the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income to the extent funded with cash or other assets of the Company or Subsidiaries;

(i)          the net income (or loss) of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Company or any Subsidiary or all or substantially all of the property and assets of such Person are acquired by the Company or any Subsidiary;

(ii)         the net income (but not loss) of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter, articles of association or other similar constitutive documents, or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Subsidiary;

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(iii)        the cumulative effect of a change in accounting principles;

(iv)        any net after tax gains realized on the sale or other disposition of (a) any property or assets of the Company or any Subsidiary which is not sold in the ordinary course of its business or (b) any capital stock of any Person (including any gains by the Company realized on sales of capital stock of the Company or other Subsidiaries);

(v)         any translation gains and losses due solely to fluctuations in currency values and related tax effects; and

(vi)        any net after-tax extraordinary or non-recurring gains.

“Conversion Date” shall have the meaning set forth in Section 4(c)(i).

“Conversion Failure” shall have the meaning set forth in Section 4(c)(iii)(A).

“Conversion Failure Buy-In” shall have the meaning set forth in Section 4(c)(iii)(B).

“Conversion Notice” shall have the meaning set forth in Section 4(c)(i).

“Conversion Price” shall have the meaning set forth in Section 4(b)(ii).

“Conversion Shares” means Shares issuable upon conversion of this Note.

“Converted Certificates” shall have the meaning set forth in Section 4(c)(i).

“Convertible Securities” shall have the meaning set forth in Section 7(c)(i).

“Corporate Event” shall have the meaning set forth in Section 6(b).

“Deposit Agreement” means the deposit agreement dated as of December 11, 2007, by and among the Company, the ADS Depositary and holders of ADSs issued thereunder or, if amended or supplemented as provided therein, as so amended or supplemented.

“Dispute” shall have the meaning set forth in Section 28(b).

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to the date that is 183 days after the Stated Maturity of the Notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the date that is 183 days after the Stated Maturity of the Notes or (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in Section 10(o) and Section 10(n) and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company’s repurchase of such Notes as are required to be repurchased pursuant to any of Section 10(o) and Section 10(n).

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“Dollar Equivalent” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Eligible Market” means The New York Stock Exchange, Inc.

“Equity Securities” means with respect to any entity, capital stock, membership interests, partnership interests, registered capital, joint venture or other ownership interests or any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, membership interests, partnership interests, registered capital or joint venture or other ownership interests (whether or not such derivative securities are issued by such person). Unless the context otherwise requires, any reference to “Equity Securities” refers to the Equity Securities of the Company.

“Event of Default” shall have the meaning set forth in Section 5(a).

“Event of Default Redemption Notice” shall have the meaning set forth in Section 5(c).

“Event of Default Redemption Price” shall have the meaning set forth in Section 5(c).

“Excess Proceeds” shall have the meaning set forth in Section 10(o)(iii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Extraordinary Cash Dividend” shall have the meaning set forth in Section 6(a)(iii).

“Fair Market Value” means the price that would be paid in an arm’s length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined either (i) in good faith by the Board, whose determination shall be conclusive if evidenced by a Board Resolution, or (ii) by an accounting, appraisal or investment banking firm of recognized international standing appointed by the Company.

“Fixed Charge Coverage Ratio” means, on any Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which consolidated financial statements of the Company (which the Company shall use its reasonable best efforts to compile in a timely manner) are available (which may include internal consolidated financial statements) (the “Four Quarter Period”) to (2) the aggregate Consolidated Fixed Charges during such Four Quarter Period. In making the foregoing calculation:(i)  pro forma effect shall be given to any Indebtedness or Preferred Stock Incurred, repaid or redeemed during the period (the “Reference Period”) commencing on and including the first day of the Four Quarter Period and ending on and including the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period), in each case as if such Indebtedness or Preferred Stock had been Incurred, repaid or redeemed on the first day of such Reference Period; provided that, in the event of any such repayment or redemption, Consolidated EBITDA for such period shall be calculated as if the Company or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to repay such Indebtedness or Preferred Stock;

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(i)          Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(ii)         pro forma effect shall be given to the creation, designation or redesignation of Restricted and Unrestricted Subsidiaries as if such creation, designation or redesignation had occurred on the first day of such Reference Period;

(iii)        pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(iv)        pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period;

(v)         provided that to the extent that clause (iv) or (v) of this paragraph requires that pro forma effect be given to an Asset Acquisition or Asset Disposition (or asset acquisition or asset disposition), such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

“Fundamental Transaction” means any transaction or series of transactions pursuant to which the Company shall, directly or indirectly, (i) consolidate or merge into any other Person (other than any of its Affiliates), (ii) sell, lease, license, assign, transfer, convey or otherwise dispose of all or more than 50% of the properties or assets of the Company to another Person (other than any of its Affiliates), (iii) consummate a stock purchase, tender offer, exchange offer or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the other Person (other than a Subsidiary) or other Persons (other than any of its Affiliates) making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase or other business combination) or (iv) reorganize, recapitalize or reclassify its Shares.

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“Government Official” shall have the meaning assigned to such term in the Purchase Agreement.

“Governmental Authority” shall mean any government, or political subdivision thereof; any department, agency or instrumentality of any government or political subdivision thereof; any court or arbitral tribunal; and the governing body of any securities exchange, whether domestic or foreign, in each case having competent jurisdiction.

“Guarantees” shall have the meaning set forth in the preamble hereto.

“Guaranteed Obligations” means the Company’s obligations under this Note and the other Notes (including, without limitation, the due payment of all sums expressed to be payable by the Company in connection with this Note and the other Notes).

“Guarantors” means (i) Xinyuan International Property Investment Co., Ltd., (ii) Xinyuan Real Estate, Ltd., (iii) Xinyuan International (HK) Property Investment Co., Limited, (iv) Victory Good Development Limited, (v) South Glory International Limited, (vi) Elite Quest Holdings Limited, and (xiii) any other Subsidiaries that may provide a Guarantee under this Note, including any JV Guarantors, and any Subsidiaries that may provide a guarantee under the Senior Note Indenture Terms from time to time.

“Hedging Obligation” of any Person means the obligations of such Person pursuant to any agreement or arrangement designed to protect against fluctuations in interest rates, commodity prices or foreign exchange rates.

“Holder” shall have the meaning set forth in the preamble hereto.

“Holders” shall have the meaning set forth in the preamble hereto.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Incur” means, with respect to any Indebtedness to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (i) any Indebtedness of a person existing at the time such person becomes a Subsidiary will be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary and (ii) the accretion of original issue discount shall not be considered an Incurrence of Indebtedness. The terms “Incurrence,” “Incurred” and “Incurring” have meanings correlative with the foregoing.

“Indebtedness” has the meaning assigned to such term in the Senior Note Indenture Terms.

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“Intercreditor Agreement” means the Intercreditor Agreement dated as of the date hereof among the Company, the Holders and Citicorp International Limited (in its capacity as Collateral Agent (in relation to the Senior Notes Indenture), Shared Security Agent and as Trustee).

“Interest” shall have the meaning set forth in the Section 3(a).

“Interest Payment Date” shall have the meaning set forth in Section 3(b).

“Interest Rate” shall have the meaning set forth in the Section 3(a).

“Interest Rate Agreement” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Investment” means, with respect to any Person:

(i)          any direct or indirect advance, loan or other extension of credit by such Person to another Person;

(ii)         any capital contribution by such Person to another Person (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others);

(iii)        any purchase or acquisition of capital stock, Indebtedness, bonds, notes, debentures or other similar instruments or securities by such Person issued by another Person; or

(iv)        any guarantee of any obligation by such Person of another Person to the extent such obligation is outstanding and to the extent guaranteed by such Person.

For the purposes of the provisions of Sections 10(x) and 11 of the Senior Note Indenture Terms: (1) the Company will be deemed to have made an Investment in an Unrestricted Subsidiary in an amount equal to the Company’s proportional interest in the Fair Market Value of the assets (net of the Company’s proportional interest in the liabilities owed to any Person other than the Company or a Restricted Subsidiary and that are not Guaranteed by the Company or a Restricted Subsidiary) of a Restricted Subsidiary that is designated an Unrestricted Subsidiary at the time of such designation and (2) any property transferred to or from any Person shall be valued at its Fair Market Value at the time of such transfer, as determined in good faith by the Board.

“Investment Committee” means the investment committee of the Board, which shall include the Investor Director.

“Investment Property” means any property that is owned and held by any Subsidiary for long-term rental yield or for capital appreciation or both, or any hotel owned by the Company or any Subsidiary from which the Company or any Subsidiary derives or expects to derive operating income.

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“Investor Director” shall have the meaning assigned to such term in the Purchase Agreement.

“Issuance Date” shall have the meaning set forth in the preamble hereto.

“JV Entitlement Amount” means, with respect to any JV Guarantor and its Subsidiaries, an amount that is equal to the product of (i) the Fair Market Value of the total assets of such JV Guarantor and its Subsidiaries, on a consolidated basis (without deducting any Indebtedness or other liabilities of such JV Guarantor and its subsidiaries) as of the date of the last fiscal year end of the Company; and (ii) a percentage equal to the direct equity ownership percentage of the Company and/or its Subsidiaries in the Capital Stock of such JV Guarantor and its Subsidiaries.

“JV Guarantee” means a Guarantee that by its terms is limited to the lesser of (A) the JV Entitlement Amount and (B) an amount not to exceed the maximum amount that can be guaranteed by the applicable JV Guarantor without rendering the JV Guarantee, as it relates to such JV Guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

“JV Guarantor” means a Guarantor whose Guarantee is limited pursuant to the terms of Section 19(f) of this Note.

“Lien” has the meaning assigned to such term in the Senior Note Indenture Terms.

“Material Adverse Effect” shall mean any change, development, occurrence or event (each, a “Company Effect”) that would or would reasonably be expected to (a) be materially adverse to the business, continuing results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) prevent or materially delay the performance by the Company or any Guarantor of its obligations under the Transaction Documents or the consummation of the transactions contemplated by the Transaction Documents; provided that any such Company Effect resulting or arising from or relating to any of the following matters shall not be considered when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change, development, occurrence or event affecting the businesses or industries in which the Company and its Subsidiaries operate; (ii) any conditions in or changes affecting the PRC or United States general economy or the general economy in any geographic area in which the Company or its Subsidiaries operate or developments in the financial and securities markets and credit markets in the PRC, United States or elsewhere in the world; (iii) national or international political conditions and changes in political conditions, including acts of war (whether or not declared), armed hostilities and terrorism, or developments; (iv) any conditions resulting from natural disasters; (v) changes in any Laws or GAAP; (vi) changes in the market price or trading volume of ADSs or any other equity, equity-related or debt securities of the Company or its Affiliates (it being understood that the underlying circumstances, events or reasons giving rise to any such change (to the extent provided for in this definition) can be taken into account in determining whether a Material Adverse Effect has occurred ); (vii) any failure to meet any internal or public projections, forecasts, estimates or guidance for any period (it being understood that the underlying circumstances, events or reasons giving rise to any such failure (to the extent provided for in this definition) can be taken into account in determining whether a Material Adverse Effect has occurred ); (viii) actions or omissions of the Company expressly required by the terms of the Transaction Documents and (ix) the public disclosure of the Transaction Documents or the transactions contemplated hereby; provided, however, that Company Effects set forth in clauses (i), (ii), (iii), (iv) and (v) above may be taken into account in determining whether there has been or is a Material Adverse Effect if and only to the extent such Company Effects have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company or its Subsidiaries operate.

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“Maturity Date” shall have the meaning set forth in Section 2(a).

“Net Cash Proceeds” means:

(i)          with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

(A)         brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment banks) related to such Asset Sale;

(B)         provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Subsidiaries, taken as a whole;

(C)         payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (1) is secured by a Lien on the property or assets sold or (2) is required to be paid as a result of such sale;

(D)         appropriate amounts to be provided by the Company or any Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with US GAAP; and

(ii)         with respect to any issuance or sale of capital stock or securities convertible or exchangeable into capital stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“New Securities” shall have the meaning set forth in Section 7(c)(i).

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“Non-Guaranteed Portion” means, at any time of determination with respect to all of the JV Guarantors then existing and their respective Subsidiaries, the aggregate value (without duplication) of the equity interests held by each independent third party in any JV Guarantor as determined by multiplying (x) the total assets as shown on the balance sheet of the relevant JV Guarantor for its most recently ended fiscal quarter period (or, in the case of the JV Guarantor executing such JV Guarantee and any other Subsidiary that became a JV Guarantor after the end of the most recently ended fiscal quarter period, as shown on the balance sheet of such JV Guarantor after giving pro forma effect to the sale or issuance of Capital Stock to the relevant independent third parties) by (y) the proportionate ownership of all Capital Stock held by such independent third party in such JV Guarantor, provided that (A) assets attributable to any Subsidiary of such JV Guarantor and (B) assets which would be eliminated from the calculation of Total Assets for the relevant fiscal quarter period shall be excluded from the calculation of total assets in clause (x) above.

“Non-Guarantor Subsidiaries” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Note” or “Notes” shall have the meaning set forth in the preamble hereto.

“Offer to Purchase” means an offer to purchase the Notes by the Company from the Holders commenced by mailing a notice by first class mail, postage prepaid, to each Holder at its last address appearing in the Note register stating:

(i)          the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

(ii)         the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Offer to Purchase Payment Date”);

(iii)        that any Note not tendered will continue to accrue interest pursuant to its terms;

(iv)        that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Offer to Purchase Payment Date;

(v)         that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled “Option of the Holder to Elect Purchase” attached hereto as Exhibit V, to the Company at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Offer to Purchase Payment Date;

(vi)        that Holders will be entitled to withdraw their election if the Company receives, not later than the close of business on the third Business Day immediately preceding the Offer to Purchase Payment Date, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

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(vii)       that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of US$200,000 or integral multiples of US$1,000.

On one Business Day prior to the Offer to Purchase Payment Date, the Company shall deposit sufficient money to pay the purchase price of all Notes or portions thereof to be accepted by the Company for payment on the Offer to Purchase Payment Date. On the Offer to Purchase Payment Date, the Company shall (a) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; and (b) deliver, or cause to be delivered, to the Holders all Notes or portions thereof so accepted together with an Officers’ Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Company shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Company or an authenticating agent shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered. The Company will notify the Holders the results of an Offer to Purchase as soon as practicable after the Offer to Purchase Payment Date. The Company will comply with all applicable securities laws and regulations, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

The materials used in connection with an Offer to Purchase are required to contain or incorporate by reference information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will assist such Holders to make an informed decision with respect to the Offer to Purchase, including a brief description of the events requiring the Company to make the Offer to Purchase, and any other information required by applicable law to be included therein. The offer is required to contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase.

“Officers’ Certificate” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Options” shall have the meaning set forth in Section 7(c)(i).

“Original Issue Date” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Pari Passu Subsidiary Guarantee” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Payment” shall have the meaning assigned to such term in the Purchase Agreement.

“Permitted Holders” means any or all of (i) Mr. Zhang Yong and/or Ms. Yang Yuyan, (ii) any Affiliate (other than an Affiliate as defined in clause (ii) of the definition of Affiliate) of the Persons specified in clause (i) above; or (iii) any Person of which both the capital stock and the voting stock (or in the case of a trust, the beneficial interests) are owned 90% or more by Persons specified in clauses (i) and (ii) above.

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“Permitted Indebtedness” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Permitted Investment” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Permitted Liens” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Permitted Refinancing Indebtedness” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Permitted Subsidiary Indebtedness” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or any government or any department or agency thereof.

“Preferred Stock” as applied to the Capital Stock of any Person means Capital Stock of any class or classes that by its terms is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Pre-Registration Mortgage Guarantee” means any Indebtedness of the Company or any Subsidiary consisting of a guarantee in favor of any bank or other similar financial institutions in the ordinary course of business of secured loans of purchasers of individual units of properties from the Company or any Subsidiary; provided that, any such guarantee shall be released in full on or before the perfection of a security interest in such properties under applicable law in favor of the relevant lender.

“Principal” shall have the meaning set forth in the preamble hereto.

“Principal Market” means, with respect to the Company, The New York Stock Exchange, Inc.

“PRC CJV” means any Subsidiary that is a Sino-foreign cooperative joint venture enterprise with limited liability, established in the PRC pursuant to the Law of the People’s Republic of China on Sino-foreign Cooperative Joint Ventures adopted on April 13, 1988 (as most recently amended on October 13, 2000) and the Detailed Rules for the Implementation of the Law of the People’s Republic of China on Sino-foreign Cooperative Joint Ventures promulgated on September 4, 1995, as such laws may be amended.

“PRC CJV Partner” means with respect to a PRC CJV, the other party to the joint venture agreement relating to such PRC CJV with the Company or any Subsidiary.

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“PRC Project Company” means any corporation, association or other business entity organized under the laws of the PRC primarily engaged in a business consistent with the principal business of the Company and which, at any time, is treated as a “subsidiary” of the Company under US GAAP.

“Purchase Agreement” shall have the meaning set forth in the preamble hereto.

“Register” shall have the meaning set forth in Section 15(b).

“Registrar” means Maples Fund Services (Cayman) Limited, as transfer agent and registrar for the Shares.

“Registration Rights Agreement” shall have the meaning set forth in the preamble hereto.

“Related Party” means (i) any holder of Shares or other capital stock of the Company or any Subsidiary, (ii) any director of the Company or any Subsidiary, (iii) any officer of the Company or any Subsidiary, (iv) any Relative of a any holder of Shares or other capital stock, director or officer of the Company or any Subsidiary, (v) any Person in which any holder of Shares or other capital stock or any director of the Company or any Subsidiary has any interest, other than a passive shareholding of less than 5% in a publicly listed company, and (vi) any other Affiliate of the Company or any Subsidiary.

“Relative” of a natural person means the spouse of such person and any parent, grandparent, child, grandchild, sibling, cousin, in-law, uncle, aunt, nephew or niece of such person or spouse.

“Replacement Assets” means, on any date, property or assets (other than current assets) of a nature or type or that are used in the principal business of the Company or its Subsidiaries (including any capital stock in a Person holding such property or assets, which is primarily engaged in such business and is or will upon the acquisition by the Company or any of its Subsidiaries of such capital stock become a Subsidiary).

“Required Holders” means, at any given time, the Holders representing more than 50% of the aggregate principal amount of the Notes then outstanding.

“Required Reserve Amount” shall have the meaning set forth in Section 9(a).

“Restricted Payment” means:

(i)          the declaration or payment of any dividend or the making of any distribution on or with respect to the Company’s or any Subsidiary’s Capital Stock (other than dividends or distributions payable or paid solely in shares of the Company’s or any Subsidiary’s capital stock (other than Disqualified Stock or Preferred Stock) or in options, warrants or other rights to acquire shares of such capital stock) held by Persons other than the Company or any Subsidiary;

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(ii)         the purchase, call for redemption or redemption, retirement or other acquisition for value any shares of capital stock of the Company or any Subsidiary (including options, warrants or other rights to acquire such shares of capital stock) or any direct or indirect parent of the Company held by any Persons other than the Company or any Subsidiary;

(iii)        the making of any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness that is subordinated in right of payment to the Notes or any Guarantee (excluding any intercompany Indebtedness between or among the Company and any Subsidiary); or

(iv)        the making of any Investment, other than a Permitted Investment;

if, at the time of, and after giving effect to, the proposed Restricted Payment:

(v)         an Event of Default has occurred and is continuing or would occur as a result of such Restricted Payment;

(vi)        the Company could not Incur at least US$1.00 of Indebtedness under the clause (w) in Section 10; or

(vii)       such Restricted Payment, together with the aggregate amount of all Restricted Payments made by the Company and its Subsidiaries after the Issuance Date (excluding Restricted Payments permitted by clause (viii) below) shall exceed the sum (without duplication) of:

(A)         50% of the aggregate amount of the Consolidated Net Income of the Company (or, if the Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter after the Issuance Date and ending on the last day of the Company’s most recently ended fiscal quarter for which consolidated financial statements of the Company (which the Company shall use its reasonable best efforts to compile in a timely manner) are available (which may include internal consolidated financial statements); plus

(B)         100% of the aggregate Net Cash Proceeds received by the Company after the Issuance Date as a capital contribution to its common equity or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, including any such Net Cash Proceeds received upon (x) the conversion of any Indebtedness (other than Subordinated Indebtedness) of the Company into capital stock (other than Disqualified Stock) of the Company, or (y) the exercise by a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire capital stock of the Company (other than Disqualified Stock) in each case excluding the amount of any such Net Cash Proceeds used to redeem, repurchase, defease or otherwise acquire or retire for value any Subordinated Indebtedness or capital stock of the Company; plus

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(C)         the amount by which Indebtedness of the Company or any of its Subsidiaries is reduced on the Company’s consolidated balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issuance Date of any Indebtedness of the Company or any Subsidiary convertible or exchangeable into capital stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Company upon such conversion or exchange); plus

(D)         an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) that were made after the Issuance Date in any Person resulting from (x) payments of interest on Indebtedness, dividends or repayments of loans or advances by such Person, in each case to the Company or any Subsidiary (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income) after the Issuance Date, (y) the unconditional release of a Guarantee provided by the Company or a Subsidiary after the Issuance Date of an obligation of another Person, (z) to the extent that an investment made after the Issuance Date was, after such date, or is sold or otherwise liquidated or repaid for cash, the lesser of (i) cash return of capital with respect to such Investment (less the cost of disposition, if any) and (ii) the initial amount of such Investment, not to exceed, in each case, the amount of Investments (other than Permitted Investments) made by the Company or a Subsidiary after the Issuance Date in any such Person; plus

(E)         US$30.0 million (or the Dollar Equivalent thereof).

(viii)      The foregoing provision shall not be violated by reason of:

(A)         the payment of any dividend or redemption of any Capital Stock within 60 days after the related date of declaration or call for redemption if, at said date of declaration or call for redemption, such payment or redemption would comply with clauses (i) through (vii);

(B)         the redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Company or any Subsidiary Guarantor or JV Subsidiary Guarantor with the Net Cash Proceeds of, or in exchange for, a substantially concurrent Incurrence of Permitted Refinancing Indebtedness;

(C)         the redemption, repurchase or other acquisition of Capital Stock of the Company or any Subsidiary Guarantor or JV Subsidiary Guarantor (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the Net Cash Proceeds of a substantially concurrent capital contribution or sale (other than to a Subsidiary of the Company) of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); provided that the amount of any such Net Cash Proceeds that are utilized for any such Restricted Payment will be excluded from clause (vii)(B);

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(D)         the redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Company or any Subsidiary Guarantor or JV Subsidiary Guarantor in exchange for, or out of the Net Cash Proceeds of, a substantially concurrent capital contribution or sale (other than to a Subsidiary of the Company) of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); provided that the amount of any such Net Cash Proceeds that are utilized for any such Restricted Payment will be excluded from clause (vii)(B); or

(E)         the payment of any dividends or distributions declared, paid or made by a Restricted Subsidiary payable, on a pro rata basis or on a basis more favorable to the Company, to all holders of any class of Capital Stock of such Restricted Subsidiary, a majority of which is held, directly or indirectly through Restricted Subsidiaries, by the Company.

(F)         the repurchase, redemption or other acquisition of capital stock of the Company from employees, former employees, directors or former directors of the Company or any Subsidiary (or their estate or authorized representatives) upon the death, disability or termination of employment of such employees or directors pursuant to agreements or plans (including employment agreements and share option plans) approved by the board of directors of the Company in an aggregate amount not to exceed US$1.0 million (or the Dollar Equivalent thereof) in any fiscal year of the Company;

(G)         repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof;

(ix)         The amount of any Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or the Subsidiary, as the case may be, pursuant to the Restricted Payment. The value of any assets or securities that are required to be valued will be the Fair Market Value. The Boards’ determination of the Fair Market Value of a Restricted Payment or any such assets or securities must be based upon an opinion or appraisal issued by an appraisal or investment banking firm of recognized international standing if the Fair Market Value exceeds US$10.0 million (or the Dollar Equivalent thereof).

(x)          Not later than the date of making any Restricted Payment in excess of US$10.0 million (or the Dollar Equivalent thereof), the Company will deliver to the Holders an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations were computed, together with a copy of any fairness opinion or appraisal required by this Note.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary; as of the Issuance Date, “Restricted Subsidiary” means all of the Subsidiaries of the Company.

“Rule 144” shall have the meaning assigned to such term in the Purchase Agreement.

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“Sanctions” shall have the meaning assigned to such term in the Purchase Agreement.

“SEC” means the Securities and Exchange Commission.

“Secured Obligations” shall have the meaning set forth in Section 18.

“Secured Parties” shall have the meaning assigned to such term in the Intercreditor Agreement.

“Securities Act” shall have the meaning set forth in the preamble hereto.

“Security” shall have the meaning set forth in Section 18(b)(i).

“Security Documents” means the share charges pursuant to which the Company and its applicable Subsidiaries have pledged the Collateral in favor of the Holders.

“Senior Indebtedness” of the Company or a Subsidiary, as the case may be, means all Indebtedness of the Company or the Subsidiary, as relevant, whether outstanding on the Issuance Date or thereafter created, except for Indebtedness which, in the instrument creating or evidencing the same, is expressly stated to be subordinated in right of payment to the Notes or, any Guarantee or the notes issued under the Senior Note Indenture; provided that Senior Indebtedness does not include (i) any obligation to the Company or any Subsidiary, (ii) trade payables or (iii) Indebtedness Incurred in violation of this Note, (iv) Senior Note Indenture Indebtedness, unless repayment (other than voluntary repayment) is then due in accordance with its terms.

“Senior Note Indenture” means the Indenture, dated May 3, 2013, by and among the Company, the Subsidiary Guarantors (as defined therein) and Citicorp International Limited, as trustee and collateral agent.

“Senior Note Indenture Indebtedness” shall mean the Indebtedness under the Senior Note Indenture.

“Senior Note Indenture Terms” means the terms of the Senior Note Indenture, as in effect on May 3, 2013, without giving effect to any subsequent amendment, modification or supplement thereto. For the avoidance of doubt, if the Senior Note Indenture is amended or terminated or otherwise modified at any time or from time to time pursuant to its terms, the term “Senior Note Indenture Terms” for the purposes of this Note shall be amended or modified only pursuant to the terms hereof.

“Share Delivery Date” shall have the meaning set forth in Section 4(c)(ii).

“Shared Security Agent” means Citicorp International Limited or a successor pursuant to the Intercreditor Agreement.

“Shares” means common shares, par value US$0.0001 per share of the Company.

59

“Stated Maturity” means, (1) with respect to any Indebtedness, the date specified in such debt security as the fixed date on which the final installment of principal of such Indebtedness is due and payable as set forth in the documentation governing such Indebtedness and (2) with respect to any scheduled installment of principal of or interest on any Indebtedness, the date specified as the fixed date on which such installment is due and payable as set forth in the documentation governing such Indebtedness.

“Subordinated Indebtedness” means any Indebtedness of the Company or any of its Subsidiaries which is contractually subordinated or junior in right of payment to the Notes or the Guarantees, as applicable, pursuant to a written agreement to such effect.

“Subsidiary” or “Subsidiaries” means, with respect to the Company, any Person of which at least a majority of the total voting power of the voting stock is at the time owned or controlled, directly or indirectly, by such the Company, and shall also include any Person from time to time organized and existing under the laws of the People’s Republic of China whose financial reporting is consolidated with the Company in any audited financial statements filed by the Company with the SEC in accordance with the Exchange Act.

“Subsidiary Guarantor” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Subsidiary Pledgor” means any Subsidiary that directly holds the Collateral.

“Surviving Person” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

“Temporary Cash Investment” means any of the following:

(i)          direct obligations of the United States of America, any state of the European Economic Area, the People’s Republic of China and Hong Kong or any agency of any of the foregoing or obligations fully and unconditionally Guaranteed by the United States of America, any state of the European Economic Area, the People’s Republic of China, Hong Kong or any agency of any of the foregoing, in each case maturing within one year, which in the case of obligations of, or obligations Guaranteed by, any state of the European Economic Area, shall be rated at least “A” by S&P or Moody’s;

(ii)         demand or time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof, any state of the European Economic Area or Hong Kong, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of US$100.0 million (or the Dollar Equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Section 3(a)(62) of the Exchange Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

60

(iii)        repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank or trust company meeting the qualifications described in clause (2) above;

(iv)        commercial paper, maturing not more than 90 days after the date of acquisition thereof, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(v)         securities, maturing within 180 days of the date of acquisition thereof, issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s;

(vi)        any money market fund that has at least 95% of its assets continuously invested in investments of the types described in clauses (1) through (5) above; and

(vii)       demand or time deposit accounts, certificates of deposit, overnight or call deposits and money market deposits with (a) Industrial and Commercial Bank of China, Agricultural Bank of China, Pudong Development Bank and Guangdong Development Bank, (b) any other bank, trust company or other financial institution organized under the laws of the PRC or Hong Kong whose long-term debt is rated as high or higher than any of those banks listed in clause (a) of this paragraph or (c) any other bank, trust company or other financial institution organized under the laws of the PRC or Hong Kong; provided that, in the case of clause (iii), such deposits do not exceed US$10.0 million (or the Dollar Equivalent thereof) with any single bank, trust company or other financial institution or US$30.0 million (or the Dollar Equivalent thereof) in the aggregate, at any date of determination thereafter.

“Trading Day” means any day on which the ADSs are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the ADSs, then on the principal securities exchange or securities market on which the ADSs are then traded; provided that “Trading Day” shall not include any day on which the ADSs are scheduled to trade on such exchange or market for less than four hours or any day that the ADSs are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., The City of New York time, or such other time as such exchange or market publicly announces shall be the closing time of trading).

“Transaction Date” means, as applicable (i) the Incurrence date of any Indebtedness and (ii) any determination date for the calculation of a Fixed Charge Coverage Ratio for the purposes of calculating the financial maintenance covenant in Section 12 of this Note.

61

“Transaction Documents” shall have the meaning assigned to such term in the Purchase Agreement.

“Trustee” shall have the meaning assigned to such term in the Senior Note Indenture.

“Unrestricted Subsidiary” means (1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided in this Note; and (2) any Subsidiary of an Unrestricted Subsidiary.

“US GAAP” means generally accepted accounting principles as applied in the United States.

“US$” means United States Dollars, the lawful currency of the United States of America.

“Voting Stock” of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

“Wholly Owned” shall have the meaning assigned to such term in the Senior Note Indenture Terms.

[Signature Page Follows]

62

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set forth above.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name: Yong Zhang
Title: Chairman and Chief Executive Officer

Dated: September 19, 2013

Exhibit I

Xinyuan Real Estate Co., Ltd.

CONVERSION NOTICE

Reference is made to the Senior Secured Convertible Note (the “Note”) issued to the undersigned by Xinyuan Real Estate Co., Ltd. (the “Company”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Principal amount of the Note indicated below into Common Shares, par value US$0.0001 per share, as of the date specified below.

Date of Conversion:

Aggregate Principal amount to be converted:

Name and address of Holder:

If applicable, name and address of Holder’s designee
on whose account the Shares will be registered:

Please confirm the following information:

Conversion Price:

Number of Shares to be issued: ___________________________________________

Authorization

Authorization: ________________________________________________________

By: ________________________________________________________________

Title: _______________________________________________________________

Dated: ______________________________________________________________

Signature(s)

EXHIBIT II

ACKNOWLEDGMENT

The Company hereby acknowledges this Conversion Notice and shall issue the above indicated number of Shares as set forth in the Conversion Notice.

Xinyuan Real Estate Co., Ltd.

By:
Name:
Title:

Dated:

EXHIBIT III

GUARANTEE

This Guarantee, dated as of September 19, 2013, is among each of the undersigned guarantors (each, a “Guarantor” and collectively, the “Guarantors”) and TPG Asia VI SF Pte. Ltd. (together with its successors and assigns the “Holder”).

Reference to Note: Reference is made to the Senior Secured Convertible Note dated September 19, 2013 as from time to time in effect (the “Note”), among Xinyuan Real Estate Co., Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the Subsidiaries of the Company from time to time party thereto and the Holders.

Capitalized terms defined in the Note and not otherwise defined herein are used herein with the meanings so defined.

The parties agree as follows:

Guarantee. Each of the Guarantors hereby, irrevocably and unconditionally, jointly and severally, guarantees as principal obligor to each Holder of a Note and its successors and assigns the due and punctual payment of the principal of, premium, if any, and interest on, and all other amounts payable under, the Notes and the Securities Purchase Agreement, in each case, subject to the terms of the Note, and agrees with each Holder that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Holder immediately on demand against any cost, loss or liability it incurs as a result of the Company or any Guarantor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under the Note on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under Guarantee if the amount claimed had been recoverable on the basis of a guarantee.

Guarantee Unconditional. The obligations of each Guarantor are unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged or otherwise affected by: (1) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Company under the Note, by operation of law or otherwise; (2) any modification or amendment of or supplement to the Note; (3) any change in the corporate existence, structure or ownership of the Company, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Company or its assets or any resulting release or discharge of any obligation of the Company contained in the Note; (4) the existence of any claim, set off or other rights which the Guarantor may have at any time against the Company or any other Person, whether in connection with any unrelated transactions; provided that nothing herein prevents the assertion of any such claim by separate suit or compulsory counterclaim; (5) any invalidity, irregularity, or unenforceability relating to or against the Company for any reason of note; or (6) any other act or omission to act or delay of any kind by the Company or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of or defense to such Guarantor’s obligations hereunder.

Discharge; Reinstatement. This Guarantee will not be discharged with respect to any Note except by payment in full of the principal of, premium, if any, and interest on the Notes and all other amounts payable, in respect of any Guarantor. In case of the failure of the Company punctually to pay any such principal of, premium, if any, and interest on the Notes and all other amounts payable, each of the Guarantors hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at the stated maturity, by acceleration, call for redemption or otherwise, and as if such payment were made by the Company. If at any time any payment of the principal of, premium, if any, or interest on any Note or any other amount payable by the Company under the Note is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Company or otherwise, each Guarantor’s obligations hereunder with respect to such payment will be reinstated as though such payment had been due but not made at such time. All payments under the Guarantees will be made in U.S. dollars.

Waiver by Each Guarantor. Each Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against the Company or any other Person. In particular, each of the Guarantors irrevocably waives its right to require the Holders to pursue or exhaust their legal or equitable remedies against the Company prior to exercising the Holder’s rights under this Guarantee.

Subrogation and Contribution. Upon making any payment with respect to any obligation of the Company under this Guarantee, the Guarantor making such payment will be subrogated to the rights of the payee against the Company with respect to such obligation; provided that the Guarantor may not enforce either any right of subrogation, or any right to receive payment in the nature of contribution, or otherwise, from any other Guarantor , with respect to such payment so long as any amount payable by the Company hereunder or under the Notes remains unpaid.

Stay of Acceleration. If acceleration of the time for payment of any amount payable by the Company under the Note is stayed upon the insolvency, bankruptcy or reorganization of the Company, all such amounts otherwise subject to acceleration under the terms of this Guarantee are nonetheless payable by the Subsidiary Guarantors hereunder forthwith on demand by the Holders.

Limitation on Amount of Guarantee. Notwithstanding anything to the contrary in this Guarantee, each of the Guarantors, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Guarantee of such Guarantor shall not constitute a fraudulent conveyance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable law of any other jurisdiction. To effectuate that intention, the Holders and the Guarantors hereby irrevocably agree that (i) the obligations of each Guarantor under its Guarantee are limited in an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor without rendering the Guarantee, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally and (ii) the obligations of each Guarantor that has become a JV Guarantor pursuant to Section 17 (n) of the Note, under its Guarantee shall be limited to an amount which is the lesser of (A) the JV Entitlement Amount and (B) an amount not to exceed the maximum amount that can be guaranteed by the applicable JV Guarantor without rendering the Guarantee, as it relates to such JV Guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Ranking of Guarantee. (a) The Guarantee of each Guarantor (i) is a general obligation of such Guarantor; (ii) is effectively subordinated to secured obligations of such Guarantor, to the extent of the value of the assets serving as security therefor; (iii) is senior in right of payment to all future obligations of such Guarantor expressly subordinated in right of payment to such Guarantee; and (iv) ranks at least pari passu in right of payment with all other unsecured, unsubordinated Indebtedness of such Guarantor (subject to any priority rights of such unsubordinated Indebtedness pursuant to applicable law). Pursuant to the Security Documents entered into by the Company and the Subsidiary Pledgors, as set forth in Section 17 of the Note and subject to the limitations described therein, the Guarantee of each Subsidiary Pledgor (i) is entitled to the benefit of a security interest in the Collateral (subject to any Permitted Liens pledged by such Subsidiary Pledgor; and (ii) ranks effectively senior in right of payment to the unsecured obligations of such Subsidiary Pledgor with respect to the value of the Collateral securing such Guarantee (subject to any priority rights of such unsecured obligations pursuant to applicable law).

Execution and Delivery of Guarantee. The execution by each Guarantor of this Guarantee evidences the Guarantee of such Guarantor, whether or not the person signing as an officer of the Guarantor still holds that office at the time of authentication of any Note.

Subject to certain exceptions as set forth in the Note, each of the Guarantors hereby further agrees that all payments of, or in respect of, principal of, and premium (if any) and interest in respect of this Guarantee will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company, or the applicable Guarantor is organized or resident for tax purposes (or any political subdivision or taxing authority thereof or therein), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, each Guarantor severally agrees to pay such additional amounts as will result in receipt by the holder of this Guarantee of such amounts as would have been received by such holder had no such withholding or deduction been required.

Certain Guarantor Representations. Each Guarantor represents that: (a) it is in its best interest and in pursuit of the purposes for which it was organized as an integral part of the business conducted and proposed to be conducted by the Company and its Subsidiaries, and reasonably necessary and convenient in connection with the conduct of the business conducted and proposed to be conducted by them, to induce the Holders to enter into the Note and to extend credit to the Guarantor by making the Guarantee; (b) the credit available under the Note will directly or indirectly inure to its benefit; (c) by virtue of the foregoing it is receiving at least reasonably equivalent value from the Holders for its Guarantee; (d) it will not be rendered insolvent as a result of entering into this Guarantee; (e) after giving effect to the transactions contemplated by this Guarantee, it will have assets having a fair saleable value in excess of the amount required to pay its probable liability on its existing debts as such debts become absolute and matured; (f) it has, and will have, access to adequate capital for the conduct of its business; (g) it has the ability to pay its debts from time to time incurred in connection therewith as such debts mature; and (h) it has been advised that the Holders are unwilling to enter into the Note unless this Guarantee is given by it.

Successors and Assigns. The provisions of this Guarantee shall inure to the benefit of the Holders and their permitted successors and permitted assigns and shall be binding upon the Guarantor and its respective successors and assigns. The Guarantor may not assign its rights or obligations under this Guarantee without the written consent of the Holders. The Holder may at any time assign to one or more assignees all or a portion of its rights under this Guarantee by execution of an assignment agreement in the form attached as Exhibit IV to the Note or such other substantially similar form of an assignment agreement agreed between the Holder and the assignee.

Governing Law and Dispute Resolution.

(a)	This Guarantee shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Guarantee shall be governed by, the internal laws of the State of New York without regard to any choice of Laws or conflict of Laws provisions that would require the application of the Laws of any other jurisdiction.

(b)	Any legal action or proceeding with respect to this Guarantee and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Guarantee and the rights and obligations arising hereunder brought by the other party or its successors or assigns, shall be brought and determined non-exclusively in any state or federal courts located in the City and County of New York. Each of the parties hereby irrevocably submits with regard to any such action or proceeding to the personal jurisdiction of the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Guarantee, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section, (b) any claim of sovereign immunity in respect of itself or its property and (c) t, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Guarantee or the subject matter hereof may not be enforced in or by such courts. Each party hereby consents to service being made through the notice provision set forth in Section 24 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses obtained pursuant to Section 24 of the Note shall be effective service of process for any suit or proceeding in connection with this Note. Service shall be deemed complete upon receipt by addressee.

Waiver of Jury.  The GUARANTOR and the Holder hereby knowingly, intentionally and voluntarily with and upon the advice of competent counsel irrevocably waives any and all right to trail by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby.

IN WITNESS WHEREOF, each of the undersigned have caused this Guarantee to be executed and delivered by its duly authorised officer as of the date set forth above.

THE GUARANTORS:

Xinyuan International Property Investment Co., Ltd.

By:
Name:
Title:

Xinyuan Real Estate, Ltd.

By:
Name:
Title:

Xinyuan International (HK) Property Investment Co., Limited

By:
Name:
Title:

Victory Good Development Limited

By:
Name:
Title:

South Glory International Limited

By:
Name:
Title:

Elite Quest Holdings Limited

By:
Name:
Title:

Accepted and agreed:

TPG Asia VI SF Pte. Ltd.

By:
Name:
Title:

Exhibit IV

FORM OF
NOTE AND GUARANTEE ASSIGNMENT
AND ASSUMPTION AGREEMENT

[See attached.]

FORM OF
NOTE AND GUARANTEE ASSIGNMENT AND ASSUMPTION AGREEMENT

This NOTE AND GUARANTEE ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”), dated as of __________ is by and between _________________ (the “Assignor”) and _________________ (the “Assignee”).

RECITALS

WHEREAS, the Assignor is a Holder, under and as such term is defined in each of (i) the Senior Secured Convertible Note (the “Note”) of Xinyuan Real Estate Co., Ltd., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”), dated September 19, 2013, originally in favor of TPG ASIA VI SF PTE. LTD., a company formed under the laws of Singapore (the “Investor”) and (ii) the Guarantees, as defined in and issued pursuant to the Note (collectively, the “Guarantee”).

WHEREAS, Assignor desires to assign certain of its interests under the Note to Assignee in accordance with Section 14 thereof;

WHEREAS, Assignor desires to assign certain of its interests under the Guarantee to Assignee in accordance with the “Successors and Assigns” paragraph of the Guarantee.

WHEREAS, Assignor proposes to sell, assign and transfer to the Assignee, and the Assignee proposes to accept and assume from the Assignor, [a portion of] the Note held by the Assignor in the principal amount of US$             and the Assignor’s interests, to the extent of such portion of the Note so assigned, in all of the rights and obligations of the Assignor solely as a Holder under the Guarantee, all on the terms and subject to the conditions of this Agreement (such interest in such rights and obligations being hereinafter referred to as the “Assigned Interest”); and

WHEREAS, after giving effect to the assignment and assumption under this Agreement, the respective outstanding principal amounts of the Note held by Assignor and Assignee shall be in the amounts set forth on Annex 1 hereto.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Definitions. All capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Note.

Section 2. Assignment.

As of the effective date set forth on the signature page to this Agreement (the “Effective Date”), subject to and in accordance with the Note and the Guarantee, the Assignor irrevocably sells, transfers, conveys and assigns, without recourse, representation or warranty (except as expressly set forth herein), to Assignee, and the Assignee irrevocably purchases from the Assignor, the Assigned Interest, which shall include all of Assignor’s rights and obligations solely in its capacity as a Holder with respect to the Assigned Interest under the Note, the Guarantee and any other documents or instruments delivered pursuant thereto or in connection therewith to the extent related to the Assigned Interest.

Section 3. Effectiveness.

(a) The effectiveness of the sale, assignment and transfer hereunder is subject to (i) the due execution and delivery of this Agreement by the Assignor and the Assignee, and (ii) registration by the Company in its register in accordance with Section 15(b) of the Note, as evidenced and effected by counter-execution and delivery of this Agreement. The Company shall not be required to counter-sign this Agreement.

(b) Simultaneously with the execution and delivery by the Assignor and Assignee hereto of this Agreement to the Company for its recording in the Register, the Assignor may deliver its Note (if any) to the Company and may request that new Notes be executed and delivered to the Assignor and Assignee reflecting the respective assigned and assumed outstanding principal set forth on Annex 1 hereto. The Assignor’s legal address for all notices and bank account information for all payments required under the Note is set forth on Annex 1.

(c) Except as otherwise provided in the Note, effective as of the Effective Date:

(i) the Assignee shall be deemed automatically to have become a party to, and the Assignee agrees that it will be bound by the terms and conditions set forth in, the Note and the Guarantee (including Section 14 of the Note), and shall have all the rights and obligations of a “Holder” under the Note and the Guarantee as if it were an original signatory thereto or an original Holder thereunder with respect to the Assigned Interest and the Assigned Rights; and

(ii) the Assignor shall relinquish its rights and be released from its obligations under the Note and the Guarantee to the extent specified herein and therein.

Section 4. Transfer Exempt from Registration. The Assignor and Assignee confirm and represent to the Company that the assignment and transfer of the Assigned Interest made hereunder is and will be exempt from registration under the Securities Act. The Assignor and Assignee acknowledge that, pursuant to the Note, the Company may request Assignor or Assignee to furnish a legal opinion from a law firm reasonably acceptable to the Company confirming the availability of the exemption upon which the Assignor and Assignee are relying prior to recording the transfer of the Note and the Guarantee in the Register.

Section 5. Registration Rights Agreement. If the Assignor is a “Designated Holder,” as that term is defined in the Registration Rights Agreement dated September 19, 2013 between the Company and the Investor (the “Registration Rights Agreement”), the Assignee hereby agrees to become a party to the Registration Rights Agreement and be fully bound by, and subject to, all of the terms and conditions of the Registration Rights Agreement as though an original party hereto. The address of the Assignee is:

Section 6. Governing Law. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the internal laws of the State of New York without regard to any choice of Laws or conflict of Laws provisions that would require the application of the Laws of any other jurisdiction.

Section 7. Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by telecopy or portable document format (“pdf”) shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 8. Further Assurances. The Assignor and the Assignee hereby agree to execute and deliver such other instruments, and take such other action, as either party or the Company may reasonably request in connection with the transactions contemplated by this Agreement including, without limitation, any disclosure of this Agreement required under the Securities Act or delivery of any notices to the Subsidiaries of the Company or the Shared Security Agent that may be required in connection with the assignment contemplated hereby.

Section 8. Binding Effect; Amendment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, subject, however, in all respects to the provisions of the Note and the Guarantee. No provision of this Agreement may be amended, waived or otherwise modified except by an instrument in writing signed by each party hereto and by the Company.

[The remainder of this page is intentionally blank. The next page is the signature page.]

IN WITNESS WHEREOF, the Assignor and the Assignee have caused this Note Assignment and Assumption Agreement to be executed by their duly authorized officers.

_______________, as Assignor

By:
Name:
Title:

_______________, as Assignee

By:
Name:
Title:

Accepted and Acknowledged on _______________ (the “Effective Date”):

Xinyuan Real Estate Co., Ltd.

By:
Name:
Title:

Annex 1

		Assignor’s Outstanding Principal Amount assigned by it hereunder		Assignee’s Outstanding Principal Amount assigned to it hereunder
Principal Amount of Note:	$		$

All notices and correspondence to Assignee as a Holder should be sent to:

___________________________________________________________

All payments required to be made to Assignee as a Holder should be paid to:

______________________________________________________________

Exhibit V

Option of Holder to Elect Purchase

If you wish to have all of this Note purchased by the Company pursuant to Section 10(n)

or (p) of the Note, check the box: [         ]

If you wish to have a portion of this Note purchased by the Company pursuant to Section 10(n) or (p) of the Indenture, state the amount (in original principal amount) below:

US$_____________________.

Wire transfer instructions for delivery of proceeds from the purchase of the Note are as follows:

[                                    ]

Date: ____________

Your Signature: __________________________